SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 17, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, October 17, 2023 regarding “Third quarter report 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 17, 2023

Third quarter report 2023

Stockholm, October 17, 2023

Third quarter highlights – in line with guidance

•

Group organic sales[1] declined by -10% YoY. Segment Networks organic sales[1] declined by -16% while Enterprise and Cloud Software and Services sales grew organically. Reported sales decreased by -5% to SEK 64.5 (68.0) b.

•	Gross margin excluding restructuring charges was 39.2% (41.4%) primarily impacted by changed business mix in Networks. Reported gross margin was 38.4% (41.4%).

•	Reported EBIT was SEK -28.9 (7.1) b. impacted by a SEK -31.9 b. impairment of goodwill related to the acquisition of Vonage.

•

EBITA excluding restructuring charges amounted to SEK 4.7 (7.7) b. with an EBITA margin of 7.3% (11.3%). Reported EBITA was SEK 3.8 (7.6) b. with restructuring charges amounting to SEK -0.9 (-0.1) b. The goodwill impairment does not impact EBITA.

•	Cloud Software and Services achieved EBITA[3] break-even on a rolling four quarter basis.

•	Net income (loss) was SEK -30.5 (5.4) b. EPS diluted was SEK -9.21 (1.56). Net income excluding impairment of goodwill was SEK 1.4 (5.4) b.

•

Free cash flow before M&A was SEK -0.5 (2.5) b. impacted by lower EBIT and higher working capital related to large deployment projects. Net cash on September 30, 2023, was SEK 1.6 b. compared with SEK 1.9 b. on June 30, 2023.

•	Long-term EBITA margin[3] target of 15-18% remains, and Ericsson aims to reach it as soon as possible, subject to market mix recovery.

SEK b.	Q3 2023	Q3 2022	YoY change	Q2 2023	QoQ change	Jan-Sep 2023	Jan-Sep 2022	YoY change
Net sales	64.5	68.0	-5%	64.4	0%	191.5	185.6	3%
Sales growth adj. for comparable units and currency ²	—	—	-10%	—	—	—	—	-7%
Gross margin ²	38.4%	41.4%	—	37.4%	—	38.1%	41.9%	—
EBIT (loss)	-28.9	7.1	—	-0.3	—	-26.2	19.2	—
EBIT margin ²	-44.8%	10.5%	—	-0.5%	—	-13.7%	10.3%	—
EBITA ²	3.8	7.6	-50%	0.5	—	8.2	20.0	-59%
EBITA margin ²	5.9%	11.2%	—	0.8%	—	4.3%	10.8%	—
Net income (loss)	-30.5	5.4	—	-0.6	—	-29.5	12.9	—
EPS diluted, SEK	-9.21	1.56	—	-0.21	—	-8.96	3.80	—
Measures excl. restructuring charges ²
Gross margin excluding restructuring charges	39.2%	41.4%	—	38.3%	—	39.1%	41.9%	—
EBIT (loss) excluding restructuring charges	-28.0	7.2	—	2.8	—	-21.2	19.3	—
EBIT margin excluding restructuring charges	-43.5%	10.6%	—	4.4%	—	-11.1%	10.4%	—
EBIT excluding restructuring and goodwill impairments	3.9	7.2	-46%	2.8	37%	10.7	19.3	-45%
EBIT margin excluding restructuring and goodwill impairments	6.0%	10.6%	—	4.4%	—	5.6%	10.4%	—
EBITA excluding restructuring charges	4.7	7.7	-39%	3.7	28%	13.2	20.2	-35%
EBITA margin excluding restructuring charges	7.3%	11.3%	—	5.7%	—	6.9%	10.9%	—
Free cash flow before M & A	-0.5	2.5	—	-5.0	—	-13.5	5.3	—
Net cash, end of period	1.6	13.4	-88%	1.9	-15%	1.6	13.4	-88%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[3]	Excluding restructuring charges

1	Ericsson | Third quarter report 2023

CEO comments

In a challenging operating environment, Ericsson delivered third quarter results in line with our guidance. Consistent with the rest of our industry, we expect the macroeconomic uncertainty to persist into 2024, which impacts our customers’ investment ability. We are addressing these challenges with a focus on elements within our control, namely cost management and operational efficiency. We are on a journey to fundamentally reposition our business and we continue to execute on our strategy to extend our leadership in mobile networks, grow our enterprise business, and drive lasting cultural transformation.

Q3 in line with guidance

Q3 performance was in line with guidance, with an EBITA2 margin of 7.3% and an EBITA2 of SEK 4.7 b. Group organic sales1 declined by -10%, with a -16% organic decline in Networks partly offset by 5% organic growth in Cloud Software and Services and 11% in Enterprise.

Networks organic sales1 in North America were down by -60% YoY from a record quarter in Q3 2022, due to customers‘ inventory adjustments and a slower deployment pace. Sequentially, Networks sales declined by -2% in line with previous trends. The decline in North America was partly offset by growth in India as well as some early 5G markets resuming investments.

Our efforts to increase resiliency and reduce sensitivity to mix and volume changes pays off. Despite large market mix shifts in Networks, where North America declined YoY from 48% to 23% of sales, our gross margin remained as high as 40%.

Future networks need to be increasingly resilient, open, sustainable, and intelligent. Open RAN plays an important role in achieving this vision, and we are leading the industrialization of cloudification, open fronthaul and open management for network programmability. More than one million Ericsson radios in the field are hardware prepared for open fronthaul which underpins our support for openness across our Cloud RAN and radio portfolios.

Cloud Software and Services continued executing on the turnaround. With an EBITA2 of SEK 0.4 b. in Q3, we have now achieved a positive EBITA on a rolling four quarter basis. While results fluctuate between quarters due to the nature of this business, we are well on track to deliver at least break-even for full-year 2023 and improving from there on.

In Enterprise we saw continued strong growth in Enterprise Wireless Solutions, and we had a second consecutive quarter of positive EBITA in Global Communications Platform.

Last week, we announced a SEK -32 b. impairment of goodwill attributed to our acquisition of Vonage. Since the announcement of our acquisition in

2021, macroeconomic headwinds, including rising interest rates and changing demand trends, have significantly impacted the market capitalization of Vonage’s publicly traded peers.

Vonage is key to our expansion in Enterprise where we are enabling the next wave of innovation in our industry. We recently announced a significant milestone, in partnership with Deutsche Telecom, to be the first in the industry to unlock a market opportunity estimated at USD 20 b. by 20283. By offering communication and network APIs to developers and enterprises, we are opening up new ways for operators to monetize their investments in mobile networks, and for developers to leverage network capabilities to create exciting new applications. We are seeing significant inbound interest from operators to further develop this market.

Free cash flow before M&A decreased to SEK -0.5 (2.5) b., mainly due to increased working capital for large deployment projects such as in India. Next year, with reduced build-out pace in these projects, we expect working capital to taper off and free cash flow before M&A to start gradually approaching our long-term target of 9-12% of net sales.

Looking ahead

For Q4 we expect similar market trends as in Q3, while the cost-out impact will increase. We expect a group Q4 EBITA margin2 at around 10%.

We expect the underlying uncertainty impacting our Mobile Networks business to persist into 2024. We are proactively addressing the challenges in the current environment and are focusing on what we can control, including reducing costs. Our cost-out actions are already impacting the P&L and we are now expecting to yield SEK 12 b. in run-rate savings by year end, which is an increase of SEK 1 b. compared with previous indication. We will continue to take decisive cost-out actions to ensure Ericsson is well positioned to deliver value for our shareholders. Key to our strategy execution is to keep investments in technology leadership and long-term transformation intact, while managing our balance sheet.

The mobile networks market has been flattish for two decades, but with cyclicality, and we expect that to continue. However, the high paced mobile data growth, further spurred by new use cases, is the underlying driver for the market to recover to a more normal level. We are also relatively early in the 5G cycle with 75% of all radio base station sites, outside China, not yet updated with 5G mid-band. Competitive dynamics in our customer markets tend to lead to relatively sharp increase in investments when the market turns, and we are seeing some positive signs in early 5G markets.

Our long-term EBITA margin2 target of 15-18% remains, and we aim to reach it as soon as possible, subject to market mix recovery. Given current uncertainty we will not give guidance beyond Q4, 2023. As timing for the market mix recovery is in our customers’ hands, we prudently plan for current market conditions to prevail into 2024. We are managing our business accordingly, with focus on cost management and operational efficiency. When the market recovers, we will have significant operating leverage following the actions we are taking.

While near-term dynamics are uncertain, we are convinced that the recovery will come. Our goal is to make Ericsson a more profitable company, returning to our cash flow target level and capturing the next major wave of networks innovation with a substantial platform business.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges
[3]	Network APIs Driving new revenue streams for telcos, STL Partners

2	Ericsson | Third quarter report 2023	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q3 2023	Q3 2022	YoY change	YoY adj.¹	Q2 2023	QoQ change	Jan-Sep 2023	Jan-Sep 2022	YoY change	YoY adj.¹
Networks	41.5	48.1	-14%	-16%	42.4	-2%	126.4	134.8	-6%	-11%
Cloud Software and Services	15.6	14.2	10%	5%	15.1	3%	44.1	40.3	9%	4%
Enterprise	6.7	5.0	34%	11%	6.4	5%	19.0	8.3	130%	14%
Other	0.7	0.7	0%	-8%	0.5	35%	1.9	2.1	-10%	-8%

Total	64.5	68.0	-5%	-10%	64.4	0%	191.5	185.6	3%	-7%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q3 2023	Q3 2022	YoY change	YoY adj.¹	Q2 2023	QoQ change	Jan-Sep 2023	Jan-Sep 2022	YoY change	YoY adj.¹
South East Asia, Oceania and India	13.8	7.9	74%	74%	13.8	-1%	41.5	21.7	91%	88%
North East Asia	5.4	5.6	-4%	-2%	5.1	6%	14.8	18.3	-19%	-19%
North America	13.5	26.5	-49%	-51%	14.4	-7%	44.8	70.1	-36%	-41%
Europe and Latin America	15.5	15.3	1%	-6%	16.0	-3%	45.7	45.9	-1%	-7%
Middle East and Africa	6.5	5.7	14%	10%	5.3	21%	16.0	15.2	5%	0%
Other²	9.9	7.0	41%	21%	9.8	2%	28.7	14.3	100%	27%

Total	64.5	68.0	-5%	-10%	64.4	0%	191.5	185.6	3%	-7%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and a major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Segments

Group sales decreased by -5% to SEK 64.5 (68.0) b. Sales adjusted for comparable units and currency declined by -10%.

Networks sales adjusted for comparable units and currency declined by -16% YoY. Networks sales almost doubled in market area South East Asia, Oceania and India. However, it declined in three market areas, especially in North America where customers have lowered roll-out pace and reduced inventory levels, following high investments in 2021 and 2022.

Reported Networks sales declined by -14% and accounted for 64% (71%) of total sales.

Cloud Software and Services sales adjusted for comparable units and currency increased by 5% YoY. Sales grew in four of the five market areas.

Reported Cloud Software and Services sales increased by 10% and accounted for 24% (21%) of total sales.

Enterprise sales adjusted for comparable units and currency increased by 11% YoY driven by Enterprise Wireless Solutions. Global Communications Platform (Vonage) sales were SEK 4.2 b. in the quarter.

Reported Enterprise sales increased by 34% and accounted for 10% (7%) of total sales.

IPR licensing revenues increased to SEK 2.8 (1.6) b. as a result of new contracts signed during the past 12 months.

Market Areas

Sales adjusted for comparable units and currency increased in South East Asia, Oceania and India and in Middle East and Africa while sales declined in the other three market areas.

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency increased by 74% YoY driven by 5G market share gains in India.

Reported sales increased by 74% YoY.

In market area North America, sales adjusted for comparable units and currency declined by -51% YoY. Networks sales adjusted for comparable units and currency declined by -60% as a result of customers’ reduced inventory levels and lower roll-out pace following high investment levels in both 2021 and 2022.

Reported sales decreased by -49% YoY.

In market area Europe and Latin America, sales adjusted for comparable units and currency decreased by -6% YoY. Sales in both Europe and Latin America declined following high investment levels in 2022. Sales in Europe were also impacted by a decline in managed services due to descoping of contracts.

Reported sales increased by 1% YoY.

In market area North East Asia, sales adjusted for comparable units and currency declined by -2% YoY as investments declined in several markets after elevated 5G investment levels in 2022. Reported sales decreased by -4% YoY.

In market area Middle East and Africa, sales adjusted for comparable units and currency increased by 10% YoY primarily driven by the next wave of 5G investments in countries in the Middle East.

Reported sales increased by 14% YoY.

Market area Other primarily includes IPR licensing revenues and almost all sales from segment Enterprise. Sales adjusted for comparable units and currency increased by 21% driven mainly by IPR licensing revenues and Enterprise Wireless Solutions.

Reported sales increased by 41% YoY.

3	Ericsson | Third quarter report 2023	Financial highlights

Income and margin development

	Q3	Q3	YoY	Q2	QoQ	Jan-Sep	Jan-Sep	YoY
SEK b.	2023	2022	change	2023	change	2023	2022	change
Net sales	64.5	68.0	-5%	64.4	0%	191.5	185.6	3%
Gross income	24.7	28.1	-12%	24.1	3%	73.0	77.7	-6%
Gross margin	38.4%	41.4%	—	37.4%	—	38.1%	41.9%	—
Research and development (R&D) expenses	-11.9	-11.9	—	-13.8	—	-37.6	-34.1	—
Selling and administrative expenses	-9.6	-9.4	—	-10.6	—	-29.4	-23.9	—
Impairment losses on trade receivables	-0.1	0.0	—	-0.3	—	-0.5	-0.1	—
Other operating income and expenses	-32.0	0.2	—	0.3	—	-31.7	-0.4	—
Share in earnings of JV’s and associated companies	0.0	0.0	—	0.1	-57%	0.1	0.0	—
EBIT (loss)	-28.9	7.1	—	-0.3	—	-26.2	19.2	—
EBIT margin ¹	-44.8%	10.5%	—	-0.5%	—	-13.7%	10.3%	—
EBITA ¹	3.8	7.6	-50%	0.5	—	8.2	20.0	-59%
EBITA margin ¹	5.9%	11.2%	—	0.8%	—	4.3%	10.8%	—
Financial income and expenses, net	-0.7	-0.5	—	-0.4	—	-2.1	-1.9	—
Income tax	-0.9	-1.2	—	0.1	—	-1.3	-4.3	—
Net income (loss)	-30.5	5.4	—	-0.6	—	-29.5	12.9	—
Restructuring charges	-0.9	-0.1	—	-3.1	—	-5.0	-0.2	—
Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	39.2%	41.4%	—	38.3%	—	39.1%	41.9%	—
EBIT (loss) excluding restructuring charges	-28.0	7.2	—	2.8	—	-21.2	19.3	—
EBIT margin excluding restructuring charges	-43.5%	10.6%	—	4.4%	—	-11.1%	10.4%	—
EBIT excluding restructuring and goodwill impairments	3.9	7.2	-46%	2.8	37%	10.7	19.3	-45%
EBIT margin excluding restructuring and goodwill impairments	6.0%	10.6%	—	4.4%	—	5.6%	10.4%	—
EBITA excluding restructuring charges	4.7	7.7	-39%	3.7	28%	13.2	20.2	-35%
EBITA margin excluding restructuring charges	7.3%	11.3%	—	5.7%	—	6.9%	10.9%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross income

Gross income decreased to SEK 24.7 (28.1) b. with a gross margin of 38.4% (41.4%). Gross income excluding restructuring charges decreased to SEK 25.3 (28.2) b. due to lower sales and lower gross margin in Networks. Gross margin excluding restructuring charges was 39.2% (41.4%).

Networks gross income and gross margin, excluding restructuring charges, decreased mainly due to changed business mix, partly mitigated by higher IPR licensing revenues and a lower cost base. Cloud Software and Services gross income and gross margin, excluding restructuring charges, increased supported by higher IPR licensing revenues and improved delivery performance. Enterprise gross income excluding restructuring charges increased while gross margin excluding restructuring charges remained stable.

Research and development (R&D) expenses

R&D expenses amounted to SEK -11.9 (-11.9) b. including restructuring charges of SEK -0.2 (0.0) b. R&D expenses increased in segment Enterprise through the acquisition of Vonage (which was consolidated from the date of the acquisition on July 21, 2022) as well as through increased investments to expand the Enterprise Wireless Solutions portfolio. R&D expenses declined in Networks and Cloud Software and Services.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -9.6 (-9.4) b. including restructuring charges of SEK -0.1 (0.0) b. SG&A expenses increased in Enterprise through the acquisition of Vonage (which was consolidated from the date of the acquisition on July 21, 2022). Furthermore, SG&A expenses increased due to continued investments in go-to-market activities in Enterprise Wireless Solutions. Following execution of cost-out activities, SG&A expenses declined in Networks and Cloud Software and Services.

Other operating income and expenses

As previously disclosed, in Q3 2023, the Company recognized a non-cash impairment charge of SEK -31.9 b. The impairment charge represented 50% of the total amount of goodwill and other intangible assets attributed to Vonage. The impairment did not impact EBITA. The impairment was reported in segment Enterprise as an item affecting comparability.

Other operating income and expenses was SEK -32.0 (0.2) b. negatively impacted by the impairment of goodwill.

Restructuring charges

Restructuring charges amounted to SEK -0.9 (-0.1) b. as a result of the ongoing cost-reduction activities, mainly redundancy costs. For full-year 2023, total restructuring charges are estimated to be SEK -7 b.

EBITA

EBITA decreased to SEK 3.8 (7.6) b. corresponding to an EBITA margin of 5.9% (11.2%). EBITA excluding restructuring charges declined to SEK 4.7 (7.7) b. The decline was driven by lower sales and changed mix in Networks. EBITA margin excluding restructuring charges was 7.3% (11.3%).

EBITA margin excluding restructuring charges rolling four quarters was 8.1%.

EBIT

Reported EBIT decreased to SEK -28.9 (7.1) b. with an EBIT margin of -44.8% (10.5%) impacted by impairment of goodwill of SEK -31.9 b.

EBIT excluding impairment of goodwill and restructuring charges decreased by SEK -3.3 b. to SEK 3.9 b. The result included an increase in amortization of intangible assets of SEK -0.3 b. YoY, mainly related to the acquisition of Vonage in 2022. EBIT margin excluding impairment of goodwill and restructuring charges was 6.0% (10.6%).

4	Ericsson | Third quarter report 2023	Financial highlights

Financial income and expenses, net

Financial income and expenses declined to SEK -0.7 (-0.5) b. Interest expenses increased due to higher market interest rates and increased borrowings.

Income tax

Taxes were SEK -0.9 (-1.2) b. An effective tax rate of 35% is estimated for the full year, excluding the impact of the goodwill impairment in the current quarter.

Net income (loss)

Net income (loss) declined to SEK -30.5 (5.4) b. and EPS diluted decreased to SEK -9.21 (1.56) YoY, to a large extent due to the impairment of goodwill. Net income excluding impairment of goodwill was SEK 1.4 (5.4) b.

Employees

The number of employees on September 30, 2023, was 101,351 compared with 103,890 on June 30, 2023.

Financial highlights, year-to-date (Jan-Sep) development

Sales increased by SEK 5.9 b. or 3% to SEK 191.5 (185.6) b. Sales in Networks declined by -6% to SEK 126.4 b., sales in Cloud Software and Services grew by 9% to SEK 44.1 b., while sales in Enterprise grew by 130% to SEK 19.0 b. impacted by the acquisition of Vonage.

Sales adjusted for comparable units and currency decreased by -7% but were supported by increased IPR licensing revenues. Sales adjusted for comparable units and currency in market area South East Asia, Oceania and India grew by 88%, and declined in three of the other market areas. Adjusted for comparable units and currency, Networks sales decreased by -11%, Cloud Software and Services sales grew by 4% and Enterprise sales grew by 14%.

Reported gross income decreased to SEK 73.0 (77.7) b. with a gross margin of 38.1% (41.9%). Gross income excluding restructuring charges declined to SEK 74.8 (77.8) b. resulting in a gross margin of 39.1% (41.9%). Gross income and gross margin were impacted by lower sales and gross margin in Networks as a result of reduction in capex spend by several operators and a business mix shift from front-runner markets to large deployments in other geographies. Gross income improved in Enterprise and Cloud Software and Services YoY.

Operating expenses, excluding amortization and restructuring charges increased by SEK -4.7 b. including a negative currency effect of SEK -1.6 b. The increase in operating expenses was driven by the Enterprise segment through the acquisition of Vonage as well as continued investments in R&D and the go-to-market activities in Enterprise Wireless Solutions.

As a result of lower gross income and higher operating expenses, reported EBITA decreased to SEK 8.2 (20.0) b. corresponding to an EBITA margin of 4.3% (10.8%). EBITA excluding restructuring charges decreased to SEK 13.2 (20.2) b. with an EBITA margin of 6.9% (10.9%).

Reported EBIT decreased to SEK -26.2 (19.2) b. YoY, corresponding to an EBIT margin of -13.7% (10.3%). EBIT excluding impairment of goodwill and restructuring charges decreased to SEK 10.7 (19.3) b. YoY with an EBIT margin of 5.6% (10.4%).

Net income year to date declined to SEK -29.5 (12.9) b. impacted by impairment of goodwill of SEK -31.9 b., restructuring charges of SEK -5.0 (-0.2) b. and by higher operating expenses excluding restructuring charges of SEK -6.3 b. YoY. The higher operating expenses were primarily related to segment Enterprise through the consolidation of Vonage with an impact from regular amortization of intangible assets of SEK -2.0 b. The negative impact was partly mitigated by lower tax of SEK 3.0 b. YoY. EPS diluted decreased to SEK -8.96 (3.80).

5	Ericsson | Third quarter report 2023	Financial highlights

Segment results

Mobile Networks – Segment Networks

	Q3	Q3	YoY	Q2
SEK b.	2023	2022	change	2023
Net sales	41.5	48.1	-14%	42.4
Of which IPR licensing revenues	2.3	1.3	78%	2.6
Sales growth adj. for comparable units and FX	—	—	-16%	—
Gross income	16.1	21.4	-24%	16.3
Gross margin	38.9%	44.4%	—	38.4%
EBIT	4.6	9.6	-52%	2.6
EBIT margin	11.1%	19.9%	—	6.2%
EBITA	4.7	9.6	-52%	2.7
EBITA margin	11.2%	20.0%	—	6.3%
Restructuring charges	-0.6	0.0	—	-2.2
Measures excl. restructuring charges
Gross margin excl. restructuring charges	39.9%	44.4%	—	39.3%
EBIT excl. restructuring charges	5.2	9.6	-46%	4.8
EBIT margin excl. restructuring charges	12.5%	20.0%	—	11.3%
EBITA excluding restructuring charges	5.2	9.7	-46%	4.9
EBITA margin excl. restructuring charges	12.6%	20.0%	—	11.4%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Lower sales and changed mix impacted EBITA.

•	Sequential margin improvements as a result of operational improvement.

•	Leadership in new architecture with reaffirmed support for open fronthaul across Cloud RAN and radio portfolios.

Net sales

Sales adjusted for comparable units and currency decreased by -16% YoY, primarily driven by a -60% sales drop in North America with operators reducing their roll-out pace and inventory levels. Sales in market area South East Asia, Oceania and India doubled, as a result of market share gains in India, with high deployment pace. IPR licensing revenues were SEK 2.3 (1.3) b. Networks reported sales decreased by -14% YoY.

It is expected that the seasonality between Q3 and Q4 will be somewhat less than normal, mainly due to sequentially flat sales in India.

Gross income

Gross income decreased by SEK -5.2 b. YoY to SEK 16.1 b., resulting in a gross margin of 38.9% (44.4%). Gross income excluding restructuring charges decreased to SEK 16.6 (21.4) b. with a gross margin of 39.9% (44.4%). The business mix shift, with a slowdown in investments in most 5G front-runner markets combined with large deployments with an initial dilutive effect on the margins in other geographies, continued to impact gross margin negatively. Increased IPR licensing revenues had a positive effect on gross income and margin YoY.

Gross margin excluding restructuring charges is expected to be within the range of 39-41% in Q4.

EBIT and EBITA

EBIT excluding restructuring charges decreased to SEK 5.2 (9.6) b. with an EBIT margin of 12.5% (20.0%). EBITA excluding restructuring charges declined to SEK 5.2 (9.7) b. as a result of lower sales and the business mix shift. The decline in gross income was partly offset by lower operating expenses. EBITA margin excluding restructuring charges was 12.6% (20.0%).

Reported EBIT declined to SEK 4.6 (9.6) b. while EBITA declined to SEK 4.7 (9.6) b. Reported EBIT and EBITA were impacted by the lower gross income and by restructuring charges of SEK -0.6 (0.0) b.

Net sales rolling four quarters were SEK 185.1 b. and the EBITA margin excluding restructuring charges rolling four quarters was 15.7%.

Mobile Networks – Segment Cloud Software and Services

	Q3	Q3	YoY	Q2
SEK b.	2023	2022	change	2023
Net sales	15.6	14.2	10%	15.1
Of which IPR licensing revenues	0.5	0.3	78%	0.6
Sales growth adj. for comparable units and FX	—	—	5%	—
Gross income	5.5	4.5	22%	4.9
Gross margin	35.3%	31.8%	—	32.7%
EBIT (loss)	0.1	-0.8	—	-1.2
EBIT margin	0.6%	-5.6%	—	-7.9%
EBITA (loss)	0.1	-0.8	—	-1.2
EBITA margin	0.6%	-5.4%	—	-7.9%
Restructuring charges	-0.3	-0.1	—	-0.9
Measures excl. restructuring charges
Gross margin excl. restructuring charges	36.2%	32.1%	—	33.9%
EBIT (loss) excl. restructuring charges	0.4	-0.7	—	-0.3
EBIT margin excl. restructuring charges	2.7%	-5.2%	—	-1.9%
EBITA (loss) excluding restructuring charges	0.4	-0.7	—	-0.3
EBITA margin excl. restructuring charges	2.8%	-5.0%	—	-1.9%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales increased by 5% adjusted for comparable units and currency.

•	On track to reach at least break-even for full-year 2023.

Net sales

Sales adjusted for comparable units and currency increased by 5% YoY. Sales increased in four of the five market areas. Cloud Software and Services reported sales increased by 10% YoY.

It is expected that the seasonality between Q3 and Q4 will be lower than normal.

Gross income

Gross income increased by SEK 1.0 b. YoY to SEK 5.5 b. with a gross margin of 35.3% (31.8%). Gross income excluding restructuring charges was SEK 5.6 (4.6) b. while gross margin increased to 36.2% (32.1%). The gross income and margin increases were mainly driven by increased sales, as well as improved delivery performance.

EBIT and EBITA

EBIT excluding restructuring charges increased to SEK 0.4 (-0.7) b. with an EBIT margin of 2.7% (-5.2%). EBITA excluding restructuring charges increased to SEK 0.4 (-0.7) b. as a result of higher sales and improved business mix in the quarter as well as lower operating expenses. EBITA margin excluding restructuring charges was 2.8% (-5.0%).

Reported EBIT increased to SEK 0.1 (-0.8) b. while reported EBITA increased to SEK 0.1 (-0.8) b. EBIT and EBITA were impacted by restructuring charges of SEK -0.3 (-0.1) b.

EBITA excluding restructuring charges is expected to reach at least break-even for full-year 2023. Strategy execution continues, by limiting subscale software development, accelerating automation to reduce deployment and maintenance efforts, and changing focus from market share gains to profitable business. Results will vary between quarters.

Net sales rolling four quarters were SEK 64.3 b. and the EBITA margin excluding restructuring charges rolling four quarters was 0.7%.

6	Ericsson | Third quarter report 2023	Segment results

Enterprise – Segment Enterprise

	Q3	Q3	YoY	Q2
SEK b.	2023	2022¹	change	2023
Net sales	6.7	5.0	34%	6.4
Of which Global Comms Platform (Vonage)	4.2	2.9	44%	4.2
Of which Enterprise Wireless Solutions	1.2	0.8	54%	1.0
Sales growth adj. for comparable units and FX	—	—	11%	—
Gross income	3.3	2.4	34%	3.0
Gross margin	48.7%	48.8%	—	46.3%
EBIT (loss)	-33.3	-1.5	—	-1.7
EBIT margin	-499.1%	-29.2%	—	-26.3%
EBITA (loss)	-0.6	-1.0	—	-0.9
EBITA margin	-9.0%	-20.3%	—	-14.0%
Restructuring charges	0.0	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	48.8%	48.8%	—	46.3%
Global Comms Platform (Vonage)	41.7%	42.4%	—	40.7%
Enterprise Wireless Solutions	60.0%	57.6%	—	58.2%
EBIT (loss) excl. restructuring charges ²	-33.3	-1.5	—	-1.6
EBIT margin excl. restructuring charges ²	-499.0%	-29.2%	—	-25.5%
EBIT (loss) excl. restructuring & goodwill impairments	-1.4	-1.5	—	-1.6
EBIT margin excl. restructuring & goodwill impairments	-21.0%	-29.2%	—	-25.5%
EBITA (loss) excluding restructuring charges ²	-0.6	-1.0	—	-0.8
Of which Global Comms Platform (Vonage)	0.0	-0.5	—	0.0
Of which Enterprise Wireless Solutions	-0.7	-0.5	—	-0.9
EBITA margin excl. restructuring charges²	-8.9%	-20.3%	—	-13.2%

[1]	Financial information by segment has been restated for all quarters in 2022, due to the divestment of IoT business moved from segment Enterprise to segment Other in Q1 2023.
[2]	Common costs are included at segment level only (not distributed within the segment).

•	Organic sales growth driven by Enterprise Wireless Solutions.

•	Increase in gross income excl. restructuring charges to SEK 3.3 (2.4) b.

•	Impairment of goodwill in Vonage of SEK -31.9 b.

Net sales

Sales adjusted for comparable units and currency increased by 11% YoY, driven by Enterprise Wireless Solutions. Reported sales increased by SEK 1.7 b. to SEK 6.7 (5.0) b. This increase was driven by Global Communications Platform (the consolidation of Vonage) reporting sales of SEK 4.2 (2.9) b. and Enterprise Wireless Solutions reporting SEK 1.2 (0.8) b., resulting in a reported sales growth of 34%.

Vonage was consolidated from the date of the acquisition on July 21, 2022, however when comparing the pre- and post-acquisition figures, the Vonage Communications Platform (VCP) sales grew by 7% in USD YoY, of which sales from the current communications API offerings grew by 11%.

Investments continue in line with the strategic imperative to build the Global Network Platform (network APIs).

Gross income

Gross income increased to SEK 3.3 (2.4) b. with a gross margin of 48.7% (48.8%). Gross income excluding restructuring charges increased to SEK 3.3 (2.4) b. driven mainly by Global Communications Platform (the consolidation of Vonage) and Enterprise Wireless Solutions. Gross margin excluding restructuring charges was 48.8% (48.8%).

EBITA (loss)

EBITA (loss) was SEK -0.6 (-1.0) b. EBITA (loss) excluding restructuring charges was SEK -0.6 (-1.0) b., where the increase was primarily a result of one-off acquisition costs of SEK -0.4 b. in Q3 2022. Enterprise Wireless Solutions continued the growth investments in R&D and go-to-market activities which resulted in an EBITA (loss) excluding restructuring charges of SEK -0.7 (-0.5) b. Global Communications Platform as well as Technologies and New Businesses reported a positive EBITA. EBITA margin excluding restructuring charges was -8.9% (-20.3%).

EBIT (loss)

EBIT (loss) was SEK -33.3 (-1.5) b. EBIT (loss) excluding impairment of goodwill and restructuring charges was SEK -1.4 (-1.5) b. impacted by amortization of intangible assets of SEK -0.8 b. from acquired businesses.

Segment Other

	Q3	Q3	YoY	Q2
SEK b.	2023	2022¹	change	2023
Net sales	0.7	0.7	0%	0.5
Sales growth adj. for comparable units and FX	—	—	-8%	—
Gross income	-0.2	-0.2	—	-0.1
Gross margin	-23.6%	-25.2%	—	-22.2%
EBIT (loss)	-0.3	-0.2	—	-0.1
EBIT margin	-45.6%	-33.5%	—	-10.8%
EBITA (loss)	-0.3	-0.2	—	-0.1
EBITA margin	-45.6%	-33.3%	—	-10.6%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	-24.5%	-25.2%	—	-22.6%
EBIT (loss) excl. restructuring charges	-0.3	-0.2	—	-0.1
EBIT margin excl. restructuring charges	-47.9%	-33.5%	—	-11.2%
EBITA (loss) excluding restructuring charges	-0.3	-0.2	—	-0.1
EBITA margin excl. restructuring charges	-47.9%	-33.3%	—	-11.0%

[1]	Financial information by segment has been restated for all quarters in 2022, due to the divestment of IoT business moved from segment Enterprise to segment Other in Q1 2023.

Net sales

Sales adjusted for comparable units and currency, decreased by -8% YoY. Reported sales were stable at SEK 0.7 (0.7) b. The expected sales decline related to the divestment of IoT was offset by one-off sales related to legacy contracts which amounted to SEK 0.1 b.

Gross income

Gross income and gross income excluding restructuring charges were both SEK -0.2 (-0.2) b. Gross income remained stable due to a one-off impairment of assets in the Media Businesses which was offset by a market-exit cost taken in Q2 2022.

Gross margin was -23.6% (-25.2%) while gross margin excluding restructuring charges was -24.5% (-25.2%).

EBITA (loss)

EBITA (loss) and EBITA (loss) excluding restructuring charges were both SEK -0.3 (-0.2) b. EBITA margin was -45.6% (-33.3%).

EBITA margin excluding restructuring charges was -47.9% (-33.3%).

EBITA declined YoY mainly related to the impairment of assets in the Media Businesses and negative impact from revaluation of Ericsson Ventures in the quarter, partly offset by the divestment of the IoT business.

EBIT (loss)

EBIT (loss) and EBIT (loss) excluding restructuring charges were both SEK -0.3 (-0.2) b. EBIT margin was -45.6% (-33.5%).

EBIT margin excluding restructuring charges was -47.9% (-33.5%).

7	Ericsson | Third quarter report 2023	Segment results

Cash flow and financial position

	Q3	Q3	Q2	Jan-Sep	Jan-Sep
Free cash flow bridge, SEK b.	2023	2022	2023	2023	2022
EBIT (loss) excl. restructuring charges	-28.0	7.2	2.8	-21.2	19.3
Depreciation, amortization and impairment losses	34.9	2.6	2.8	40.8	7.0
Restructuring charges	-0.9	-0.1	-3.1	-5.0	-0.2
Changes in working capital 1)	-3.1	-3.3	-3.7	-18.6	-10.1
Interest paid/received, taxes paid, and other	-1.5	-1.8	-1.7	-3.4	-5.1
Cash flow from operating activities	1.4	4.7	-2.9	-7.3	11.0
Capex net and other investing activities	-1.3	-1.4	-1.4	-4.2	-3.8
Repayment of lease liabilities	-0.7	-0.7	-0.7	-2.1	-1.8
Free cash flow before M & A	-0.5	2.5	-5.0	-13.5	5.3
M&A	-0.2	-51.4	-0.9	-1.9	-51.2
Free cash flow after M & A	-0.7	-48.9	-5.9	-15.5	-45.9
Cash flow from operating activities	1.4	4.7	-2.9	-7.3	11.0
Cash flow from investing activities	-1.9	-58.9	-2.4	-1.9	-22.5
Cash flow from financing activities	5.1	-5.3	-7.1	-2.7	-12.0

	Sep 30	Sep 30	Jun 30
SEK b.	2023	2022	2023
Gross cash	40.5	45.8	35.7
-Borrowings, current	18.8	5.4	10.4
-Borrowings, non-current	20.1	27.0	23.5
Net cash	1.6	13.4	1.9
Equity	105.4	136.8	132.4
Total assets	306.3	361.2	343.4
Capital turnover (times)	1.4	1.3	1.3
Return on capital employed (% )	-18.7%	13.2%	2.7%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements. The impairment of Vonage does not impact cash.

[1]	Defined as Changes in operating net assets.

•	Free cash flow before M&A was SEK -0.5 (2.5) b.

•	Net cash decreased by SEK -0.3 b. QoQ to SEK 1.6 b.

•	The newly established liquidity revolving credit facility was expanded by USD 0.5 b. to USD 1.0 b.

Cash flow from operating activities

Cash flow from operating activities decreased to SEK 1.4 (4.7) b. YoY due to lower EBIT, while cash flow from working capital was SEK -3.1 (-3.3) b. YoY. Cash flow in the quarter was impacted by cash outlays of SEK -1.0 b. related to restructuring. Sequentially working capital increased in Q3, following the business mix shift which includes large deployment projects with longer order-to-cash cycle. The increase in working capital was partly offset by lower trade receivables and contract assets due to lower sales. In addition, inventory of components decreased. As the large contracts are completed, working capital is projected to be reduced.

Free cash flow

Free cash flow before M&A was SEK -0.5 (2.5) b. due to lower cash flow from operating activities. Capex net and other investing activities decreased to SEK -1.3 (-1.4) b. Repayment of lease liabilities was flat at SEK -0.7 (-0.7) b. YoY. Free cash flow before M&A rolling four quarters was SEK 3.3 b., or 1.2% in relation to sales.

Cash flow from investing activities

Cash flow from investing activities was SEK -1.9 (-58.9) b., of which M&A activities were SEK -0.2 (-51.4) b. In Q3 2022 Ericsson acquired Vonage. Free cash flow after M&A was SEK -0.7 (-48.9) b.

Cash flow from financing activities

Cash flow from financing activities was SEK 5.1 (-5.3) b. Ericsson utilized USD 0.4 b. from the liquidity revolving credit facility in the quarter, and increased the borrowings under its commercial paper program by SEK 1.5 b.

Financial position

Sequentially, gross cash increased by SEK 4.8 b. to SEK 40.5 b. driven by increased borrowings. In the quarter Ericsson expanded the liquidity revolving credit facility by an additional USD 0.5 b. to USD 1.0 b., of which USD 0.4 b. was utilized. Total borrowings amounted to SEK 38.9 b., an increase of SEK 5.0 b. QoQ. Ericsson has an unutilized revolving credit facility of USD 2.0 b., linked to long-term sustainability goals. In the quarter, the facility was extended by one year to 2028.

The average maturity of long-term borrowings was 3.3 years as of Sep 30, 2023, a decrease from 4.1 years 12 months earlier. Net cash decreased sequentially by SEK -0.3 b. to SEK 1.6 b. due to negative free cash flow after M&A.

Liabilities for post-employment benefits decreased to SEK 18.4 b. from SEK 22.8 b. due to significantly higher discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 6.6 b. (SEK 11.8 b. lower than current DBO).

8	Ericsson | Third quarter report 2023	Cash flow and financial position

Key data points

Market

The global RAN equipment market is estimated to decline by -3% (0%) in 2023. North America is expected to decline by -37% (-13%), Europe to remain flat at 0% (0%) and China to decline by -4% (-4%).

Source: Dell’Oro Mobile RAN Quarterly Report 2Q23, August 2023. Numbers in parenthesis are from the previous comparable report from July 2023 “2023 Dell’Oro Mobile RAN 5-year forecast”.

Ericsson

Net sales

Reported average seasonality last 3 years (2020–2022).

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-23%	+12%	+4%	+22%
Cloud Software and Services	-35%	+12%	+2%	+35%

Net sales may show large variations between quarters, including currency changes. See below for specific Q4 guidance.

Operating expenses excluding Vonage and restructuring charges

Reported average seasonality last 3 years (2020–2022), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+3.3	-1.5	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

EBITA

For Q4, Group EBITA margin excluding restructuring charges is expected to be around 10%.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter of which approximately SEK -0.8 b. related to segment Enterprise.

Restructuring charges

Restructuring charges are expected to amount to around SEK 7 b. for the full year. For 2024, restructuring charges are expected to normalize at about 0.5% of sales.

Segments

Networks

It is expected that the seasonality between Q3 and Q4 will be somewhat less than normal, mainly due to sequentially flat sales in India.

Gross margin excluding restructuring charges is expected to be within the range of 39-41% in Q4.

Cloud Software and Services

It is expected that the seasonality between Q3 and Q4 will be lower than normal.

EBITA excluding restructuring charges is expected to reach at least break-even for full-year 2023. Results will vary between quarters.

Enterprise

Amortization of intangible assets is expected to be approximately SEK -0.8 b. per quarter.

9	Ericsson | Third quarter report 2023	Key data points

Parent Company

Income after financial items January – September 2023, was SEK -14.7 (21.9) b. including impairment of investments in subsidiaries of SEK -31.9 b. in the third quarter.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 25.6 (29.9) b.

There was a decrease in intercompany lending of SEK 8.6 b. and in intercompany borrowing of SEK 3.0 b. in the quarter.

The holding of treasury stock on September 30, 2023, was 14,009,306 Class B-shares.

10	Ericsson | Third quarter report 2023	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal. On October 6, 2023, plaintiff filed its opening brief in the United States Court of Appeals for the Second Circuit. Ericsson is due to file its opposition brief on December 1, 2023, and will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, “Ericsson”). The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint.

On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with Ericsson, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. No date has been set for oral argument and all defendants continue to vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of October 17, 2023, 53 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 Iraq internal investigation report. While the court has not yet issued any summons, the Company intends to vigorously defend itself against the claims.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.

In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the antibribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (FCPA). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 Iraq internal investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 Iraq internal investigation report.

As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate in full cooperation with the DOJ and the SEC. This includes a comprehensive review of the 2019 investigation and further investigation of matters relating to historical operations in Iraq. As additional information continues to be identified and evaluated during the ongoing investigation, we expect that we will continue our cooperation with the DOJ and the SEC and that we will be unable to make conclusive determinations on the outcome of any such investigation until all pertinent information has been identified. The scope and duration of the remaining process are currently uncertain.

11	Ericsson | Third quarter report 2023	Other information

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. This order may be further appealed to Supreme Court of India by the CCI (which has an initial 90-day period to appeal subject to further extensions which can be granted by the Court).

POST-CLOSING EVENTS

Oct 11, 2023, Ericsson announces changes to the Executive Team

Ericsson (NASDAQ: ERIC) today announces the appointment of Chris Houghton to Chief Operating Officer (COO) and Åsa Tamsons to Head of Business Area Enterprise Wireless Solutions. Both Mr. Houghton and Ms. Tamsons will report to Börje Ekholm, President and CEO of Ericsson. These appointments underscore Ericsson’s commitment to accelerating its business transformation.

Chris Houghton, who is currently Senior Vice President, Market Area North East Asia, has been with Ericsson for 35 years and brings deep institutional knowledge across key markets and operational areas of the business. In the new role, Mr. Houghton will focus on cross group initiatives, including ongoing cost efficiency initiatives.

Åsa Tamsons, currently serving as Senior Vice President, Business Area Technologies & New Businesses (BTEB), is appointed Head of Business Area Enterprise Wireless Solutions. Ms. Tamsons brings a strong track-record in developing and growing new businesses. In her new role, Ms. Tamsons will focus on growing Enterprise Wireless Solutions but also to increase the pace towards breakeven.

On the new appointees, Börje Ekholm notes: “The Chief Operating Officer’s objective will be to strengthen and oversee the operational execution across the Group and to enhance alignment and co-ordination across operational areas. This will enable me to fully focus on the key strategic priorities of our business. I’m happy that Chris with his extensive international experience has accepted to take on this new role within Ericsson”.

Börje Ekholm continues: “BTEB’s role within Ericsson is to create and scale strategic growth businesses that deliver long term profit and positive impact on people and our planet. During Åsa’s tenure BTEB has reached profitability and Åsa has done a great job over the last five years. I’m now looking forward to having her head another very important business area within Ericsson and drive growth and profitability improvements.”

The appointments of Chris Houghton and Åsa Tamsons are effective as of November 1, 2023. As of then, Business Area Technologies & New Businesses, will report to the Chief Operating Officer.

Ericsson today also announces that George Mulhern, Senior Vice President and Head of Business Area Enterprise Wireless Solutions (BEWS), will become advisor to BEWS from November 1, 2023, and retire from Ericsson during 2024. Nunzio Mirtillo, Senior Vice President and Head of Market Area South East Asia, Oceania & India, will retire from Ericsson during 2024.

Mr. Ekholm comments: “Nunzio has been with Ericsson for 35 years and has contributed immensely to the success of the Company. His dedication and everlasting focus on growth has been an inspiration to me and many colleagues. I wish him all the best in his future endeavors.”

“We are the world’s foremost expert in wireless edge solutions and dedicated networks offerings to enterprises. George has contributed greatly to the process of integrating Cradlepoint into the Ericsson offering. I wish him all the best.”

Recruitment processes to appoint successors to Mr. Houghton as Head of Market Area North East Asia, and Mr. Mirtillo as Head of Market Area South East Asia, Oceania & India, have been initiated. Mr. Houghton remains in the role until the process has been concluded.

https://www.ericsson.com/en/press-releases/2023/10/ericsson-

announces-changes-to-the-executive-team

Oct 11, 2023, Ericsson announces impairment charge of SEK 32 billion and provides update on Q3 earnings

Ericsson (NASDAQ: ERIC) today announced that, in accordance with IFRS accounting requirements, it will record a non-cash impairment charge of SEK 32 billion in the third quarter of 2023. The impairment charge represents 50% of the total amount of goodwill and other intangible assets attributed to Vonage. The impairment will be reported in segment Enterprise as an item affecting comparability.

The impairment is a consequence of the significant drop in the market capitalization of Vonage’s publicly traded peers, increased interest rates and overall slowdown in Vonage’s core markets. Ericsson continues to advance its enterprise strategy, with Vonage’s network API capabilities being central to this strategy and the development of a Global Network Platform (GNP). The impairment does not alter Ericsson’s positive outlook on the GNP market potential.

Vonage remains key to Ericsson’s strategy to expand in Enterprise. The Enterprise strategy is underpinned by the development in the third quarter in which Ericsson announced an important milestone with a major commercial partnership in its GNP business. The development of GNP is creating a new market for exposing 5G capabilities through network APIs and the market opportunity is estimated at USD 20 billion by 2028 by telecom consultancy and research firm STL Partners. This market will open up new ways for operators to monetize their investments in networks from enterprises and in turn drive further investments in mobile infrastructure. Ericsson expects the first revenues from network APIs during 2023.

12	Ericsson | Third quarter report 2023	Other information

Q3 earnings in line with guidance (preliminary and unaudited numbers)

Isolated quarters, excluding restructuring and impairment charges, SEK b.	Q3 2023	Q3 2022	YoY Change	Q2 2023	QoQ Change
Net Sales	64.5	68.0	-5%	64.4	0%
Of which Networks	41.5	48.1	-14%	42.4	-2%
Of which Cloud Software & Services	15.6	14.2	10%	15.1	3%
Of which Enterprise	6.7	5.0	34%	6.4	5%
Gross Income	25.3	28.2	-10%	24.7	3%
Of which Networks	16.6	21.4	-23%	16.7	-1%
Of which Cloud Software & Services	5.6	4.6	23%	5.1	10%
Of which Enterprise	3.3	2.4	34%	3.0	10%
Gross Margin	39.2%	41.4%		38.3%
Operating Expenses	-21.3	-21.3	0%	-22.2	-4%
EBITA	4.7	7.7	-39%	3.7	28%
EBITA Margin	7.3%	11.3%		5.7%
Networks	12.6%	20.0%		11.4%
Cloud Software & Services	2.8%	-5.0%		-1.9%
Enterprise	-8.9%	-20.3%		-13.2%
Free Cash Flow before M&A	-0.5	2.5		-5.0
Restructuring charges	-0.9	-0.1		-3.1

Performance in Q3 was in line with guidance with an EBITA margin excluding restructuring charges of 7.3% corresponding to an EBITA of SEK 4.7 billion. Group organic sales (adjusted for comparable units and currency) declined by -10%, with -16% organic decline in Networks partly offset by 5% organic growth in Cloud Software and Services and 10% organic growth in Enterprise.

Networks organic sales were down by -60% in North America YoY, with operators reducing their capex spend and adjusting inventories. It is worth noting that Q3 last year was a record quarter in North America. The sharp decline in North America was partly offset by strong sales in India.

Cloud Software and Services continued to execute on the turnaround strategy. With an EBITA excluding restructuring charges of SEK 0.4 billion in Q3 Cloud Software and Services has now achieved break-even on a four rolling quarters basis.

Enterprise reported continued strong growth in Enterprise Wireless Solutions and a slightly positive EBITA excluding restructuring charges in the Global Communications Platform business (Vonage) in the quarter.

Free cash flow before M&A was SEK -0.5 (2.5) billion. The negative free cash flow this year is a result of the build-up of working capital for the large roll-out projects.

Ericsson will, as previously communicated, announce its full report for the third quarter 2023 on October 17, at approximately 07.00 CEST. https://www.ericsson.com/en/press-releases/2023/10/ericsson-

announces-impairment-charge-of-sek-32-billion-and-

provides-update-on-q3-earnings

13	Ericsson | Third quarter report 2023	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2022 and in the Annual Report on Form 20-F 2022 (in the following, the “Annual Report 2022”), as well as in Ericsson’s second quarter report 2023. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson’s business depends upon the continued growth of mobile communications and the success of Ericsson’s existing and targeted customer base. If growth slows or if the Company’s customers do not maintain or grow in relevance in the digital value chain, or if Ericsson’s products and/or services are not successful, Ericsson’s customers’ investment in networks may slow or stop, harming the Company’s business and operating results.

As described in the Annual Report 2022, including in the risk factor 1.3, a substantial portion of Ericsson’s business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by Ericsson’s customers. If communications service providers fail to increase the number of subscribers and/or usage does not increase, or if they fail to utilize opportunities from technological evolution, Ericsson’s business and operating results could be materially adversely affected. Also, if communications service providers fail to monetize services, fail to adapt their business models or experience a decline in their revenues or profitability, their willingness to further invest in their existing and new networks may decrease, which will reduce their demand for Ericsson’s products and services and have an adverse effect on the Company’s business, operating results, and financial condition.

During the first nine months of 2023, macroeconomic conditions, including inflationary pressures, were more challenging than expected, which has led to reduced volumes and pace of investment by many of Ericsson’s customers, and the timing and magnitude of market recovery, particularly in North America, has been slower than expected. There can be no assurance as to when levels of market investment will recover. Traffic development on cellular networks could be further affected if more traffic is offloaded to WI-FI networks, which would have profound effects on operator voice/broadband/SMS revenues with possible reduced capital expenses consequences. Ericsson’s strategy depends on the development and success of global standards. This could be adversely affected in the future by industry forces more interested in de-facto standards or geopolitical forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge, and new technologies, such as IP and broadband, enable communications service providers to deliver services in both fixed and mobile networks. Ericsson is dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect Ericsson’s business, operating results, and financial condition.

Ericsson’s future growth is partly dependent on Enterprises in several industries digitalizing and increasingly utilizing cellular wireless solutions (including Private Cellular Networks), as well as increasingly utilizing and offering automated services, which are growth drivers for the Ericsson Global Network Platform (“GNP”). Ericsson can provide no assurance regarding the timing or magnitude of growth of its GNP. Competing technologies such as Wi-Fi, macroeconomic headwinds, and customers’ unwillingness to pay for services might slow down this development. Legal and regulatory restrictions such as Net neutrality can slow down or restrict global expansion of this business. Furthermore, access to devices, sensors, and spectrum might also impact the pace and ability for enterprises to adopt cellular wireless technology.

14	Ericsson | Third quarter report 2023	Risk factors

Ericsson engages in acquisitions and divestments that may be disruptive and require the Company to incur significant expenses. Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration following consummation, or creating the value anticipated with the acquisition.

As described in the Annual Report 2022, including in the risk factor 1.7, Ericsson makes acquisitions to obtain various benefits, such as reduced time-to-market, access to technology and competence, increased scale or a broadened product portfolio or customer base. Recent examples are the acquisitions of Vonage and Cradlepoint. Acquisitions could result in the incurrence of material contingent liabilities, an increase in amortization expenses related to intangible assets or an impairment of goodwill, which could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity.

Risks Ericsson could face with respect to acquisitions include:

•	Underperformance of the acquired company, failure to realize expected benefits and synergies and/or inability to deliver on anticipated business plans to the extent or in the timeframe anticipated

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the full or partial integration of the operations, technologies, products and personnel of the acquired company to materialize expected synergies or to maintain independent operations in these companies at a risk appropriate level

•	Risks of entering markets in which the Company has no or limited prior experience, or in creating such market or eco-system as envisioned in e.g. the Vonage and Cradlepoint examples

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Risks and expenses of any disclosed, undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations or other requirements or conditions, e.g. from foreign direct investment reviews and decisions such as the CFIUS review process.

From time-to-time Ericsson also divests parts of Ericsson’s business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-downs. Risks Ericsson could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Impairment losses or write-downs of the carrying value of the relevant assets

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

The risks associated with acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity.

Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use (RoU) assets leased by the Company have impacted and may continue to negatively impact Ericsson’s financial condition and operating results, including its dividend capacity.

As described in the Annual Report 2022, including in the risk factor 2.4, Ericsson has a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.

Goodwill is the only intangible asset the Company has recognized to have an indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.

Historically, the Company has recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. Additional impairment charges have been incurred and may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which Ericsson operates, or more general in nature and that could have an adverse effect on Ericsson’s operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of future impairment charges. Other impairment indicators, such as the impact of increased interest rates, inflation, macroeconomic conditions, and other market events can also lead to the recognition of impairment charges. Non-cash impairment charges reduce the Company’s non-restricted equity.

In Q3 2023, the Company recognized a non-cash impairment charge of SEK -31.9 billion. The impairment charge represented 50% of the total amount of goodwill and other intangible assets attributed to Vonage. The impairment was reported in segment Enterprise as an item affecting comparability.

Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

Stockholm, October 17, 2023

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: 23 January 2024

15	Ericsson | Third quarter report 2023	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on October 17, 2023.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16	Ericsson | Third quarter report 2023	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe”, “expect”, “anticipate”, “intend”, “likely”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “seek”, “potential”, “target”, “might”, “continue”, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional costs and liability resulting from our ongoing compliance with the terms of the Plea Agreement with the DOJ and extended monitorship

•	Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, which could damage our reputation and materially and adversely affect our business and prospects

•	Risks resulting from entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Risks related to cybersecurity and privacy

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2022, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

17	Ericsson | Third quarter report 2023	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2023, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 17, 2023

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

18	Ericsson | Third quarter report 2023	Auditors’ Review Report

Financial statements and other information

19	Ericsson | Third quarter report 2023	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q3			Jan-Sep
SEK million	Note	2023	2022	Change	2023	2022
Net sales	2	64,473	68,040	-5%	191,470	185,566
Cost of sales		-39,745	-39,905	-0%	-118,473	-107,840

Gross income	2	24,728	28,135	-12%	72,997	77,726

Research and development expenses		-11,897	-11,880	0%	-37,646	-34,081
Selling and administrative expenses		-9,617	-9,441	2%	-29,378	-23,901
Impairment losses on trade receivables		-115	38	-403%	-477	-139

Operating expenses		-21,629	-21,283	2%	-67,501	-58,121

Other operating income and expenses ¹)		-32,031	234	—	-31,740	-438
Share of earnings of JV and associated companies		24	29	-17%	70	0

Earnings before financial items and income tax (EBIT)	2	-28,908	7,115	—	-26,174	19,167

Financial income and expenses, net	3	-719	-535	34%	-2,055	-1,937

Income after financial items		-29,627	6,580	—	-28,229	17,230

Income tax		-864	-1,220	-29%	-1,284	-4,308

Net income (loss)		-30,491	5,360	—	-29,513	12,922

Net income (loss) attributable to:
Owners of the Parent Company		-30,670	5,214		-29,840	12,658
Non-controlling interests		179	146		327	264
Other information
Average number of shares, basic (million)	8	3,330	3,330		3,330	3,330
Earnings (loss) per share, basic (SEK)²)		-9.21	1.56		-8.96	3.80
Earnings (loss) per share, diluted (SEK)³)		-9.21	1.56		-8.96	3.80

1)	Includes write-down of goodwill of SEK -31.9 billion in Q3 2023.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2023	2022	2023	2022
Net income (loss)	-30,491	5,360	-29,513	12,922
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	5,458	-204	9,365	14,265
Revaluation of borrowings due to change in credit risk	29	-289	-442	1,691
Cash flow hedge reserve
Gains/losses arising during the period	—	-648	—	3,703
Transfer to goodwill	—	-3,677	—	-3,677
Tax on items that will not be reclassified to profit or loss	-937	1,068	-1,619	-3,124
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	194	-1,716	-2,504	-2,890
Reclassification adjustments on gains/losses included in profit or loss	246	42	690	127
Translation reserves
Changes in translation reserves	-1,416	8,679	4,751	14,431
Reclassification to profit or loss	72	4	61	-30
Share of other comprehensive income of JV and associated companies	-12	33	29	73
Tax on items that have been or may be reclassified to profit or loss	-90	345	374	569

Total other comprehensive income, net of tax	3,544	3,637	10,705	25,138

Total comprehensive income (loss)	-26,947	8,997	-18,808	38,060

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	-27,119	8,957	-19,099	38,090
Non-controlling interests	172	40	291	-30

20	Ericsson | Third quarter report 2023	Financial statements

Condensed consolidated balance sheet

		Sep 30	Dec 31
SEK million	Note	2023	2022
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,487	3,705
Goodwill		56,717	84,570
Customer relationships, IPR and other intangible assets		25,463	26,340
Property, plant and equipment		13,237	14,236
Right-of-use assets		6,841	7,870
Financial assets
Equity in JV and associated companies		1,145	1,127
Other investments in shares and participations	5	2,288	2,074
Customer finance, non-current	5	1,967	415
Interest-bearing securities, non-current	5	4,032	9,164
Other financial assets, non-current	5	7,539	6,839
Deferred tax assets		22,185	19,394

		145,901	175,734

Current assets
Inventories		44,603	45,846
Contract assets		8,574	9,843
Trade receivables	5	43,015	48,413
Customer finance, current	5	11,169	4,955
Current tax assets		6,522	7,973
Other current receivables		10,112	9,688
Interest-bearing securities, current	5	9,553	8,736
Cash and cash equivalents	5	26,900	38,349

		160,448	173,803

Total assets		306,349	349,537

Equity and liabilities
Equity
Stockholders’ equity		106,791	134,814
Non-controlling interest in equity of subsidiaries		-1,356	-1,510

		105,435	133,304

Non-current liabilities
Post-employment benefits		18,385	27,361
Provisions, non-current	4	5,190	3,959
Deferred tax liabilities		4,343	4,784
Borrowings, non-current	5	20,103	26,946
Lease liabilities, non-current		5,662	6,818
Other non-current liabilities		812	745

		54,495	70,613

Current liabilities
Provisions, current	4	6,345	7,629
Borrowings, current	5	18,772	5,984
Lease liabilities, current		2,569	2,486
Contract liabilities		41,234	42,251
Trade payables	5	30,629	38,437
Current tax liabilities		3,029	2,640
Other current liabilities		43,841	46,193

		146,419	145,620

Total equity and liabilities		306,349	349,537

21	Ericsson | Third quarter report 2023	Financial statements

Condensed consolidated statement of cash flows

		Q3		Jan-Sep
SEK million	Note	2023	2022	2023	2022
Operating activities
Net income (loss)		-30,491	5,360	-29,513	12,922
Adjustments for
Taxes		1,033	1,307	1,887	4,079
Earnings/ dividends in JV and associated companies		27	-17	-12	79
Depreciation, amortization and impairment losses	6	34,901	2,638	40,806	7,008
Other		1,021	-19	3,273	1,225

		6,491	9,269	16,441	25,313

Changes in operating net assets
Inventories		2,098	-3,564	2,420	-13,638
Customer finance, current and non-current		-4,702	-872	-7,428	-861
Trade receivables and contract assets		6,469	4,595	8,422	8,846
Trade payables		-4,367	-1,817	-9,071	-1,864
Provisions and post-employment benefits		379	-58	257	590
Contract liabilities		-2,616	-2,623	-2,267	2,916
Other operating assets and liabilities, net		-350	1,052	-10,912	-6,048

		-3,089	-3,287	-18,579	-10,059

Interest received		284	156	962	217
Interest paid		-599	-196	-1,737	-844
Taxes paid		-1,685	-1,291	-4,392	-3,659

Cash flow from operating activities		1,402	4,651	-7,305	10,968

Investing activities
Investments in Property, plant and equipment	6	-817	-1,104	-2,577	-2,975
Sales of property, plant and equipment		51	74	126	173
Acquisitions/divestments of subsidiaries and other operations, net		-160	-51,412	-1,915	-51,243
Product development	6	-485	-414	-1,622	-1,003
Purchase of interest-bearing securities		-1,854	-437	-3,986	-1,474
Sale of interest-bearing securities		2,847	978	10,623	39,752
Other investing activities		-1,445	-6,537	-2,555	-5,732

Cash flow from investing activities		-1,863	-58,852	-1,906	-22,502

Financing activities
Proceeds from issuance of borrowings		6,097	1,666	8,150	9,454
Repayment of borrowings		-2,306	-5,915	-6,218	-15,908
Dividends paid		-9	-79	-4,600	-4,243
Repayment of lease liabilities		-691	-658	-2,074	-1,828
Other financing activities		2,029	-277	2,023	535

Cash flow from financing activities		5,120	-5,263	-2,719	-11,990

Effect of exchange rate changes on cash		-90	2,595	481	6,223

Net change in cash and cash equivalents		4,569	-56,869	-11,449	-17,301

Cash and cash equivalents, beginning of period		22,331	93,618	38,349	54,050

Cash and cash equivalents, end of period		26,900	36,749	26,900	36,749

22	Ericsson | Third quarter report 2023	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Sep
SEK million	2023	2022
Opening balance	133,304	107,099
Total comprehensive income (loss)	-18,808	38,060
Sale/repurchase of own shares	-50	—
Share issue, net	50	—
Long-term variable compensation plans	66	66
Dividends to shareholders ¹)	-9,095	-8,406
Transactions with non-controlling interests	-32	1

Closing balance	105,435	136,820

1)	Jan-Sep includes accrual of SEK 4,507 (4,173) million for the dividend approved by the Annual General Meeting on March 29, 2023.

Condensed consolidated income statement – isolated quarters

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Cost of sales	-39,745	-40,343	-38,385	-50,411	-39,905	-36,163	-31,772

Gross income	24,728	24,101	24,168	35,569	28,135	26,302	23,289

Research and development expenses	-11,897	-13,777	-11,972	-13,217	-11,880	-11,496	-10,705
Selling and administrative expenses	-9,617	-10,643	-9,118	-11,791	-9,441	-7,872	-6,588
Impairment losses on trade receivables	-115	-313	-49	99	38	3	-180

Operating expenses	-21,629	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473

Other operating income and expenses ¹)	-32,031	264	27	-2,824	234	393	-1,065
Share of earnings of JV and associated companies	24	56	-10	17	29	-22	-7

Earnings before financial items and income tax (EBIT)	-28,908	-312	3,046	7,853	7,115	7,308	4,744

Financial income and expenses, net	-719	-419	-917	-474	-535	-759	-643

Income after financial items	-29,627	-731	2,129	7,379	6,580	6,549	4,101

Income tax	-864	134	-554	-1,189	-1,220	-1,899	-1,189

Net income (loss)	-30,491	-597	1,575	6,190	5,360	4,650	2,912

Net income (loss) attributable to:
Owners of the Parent Company	-30,670	-686	1,516	6,066	5,214	4,504	2,940
Non-controlling interests	179	89	59	124	146	146	-28
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) ²)	-9.21	-0.21	0.46	1.82	1.56	1.36	0.88
Earnings (loss) per share, diluted (SEK) ³)	-9.21	-0.21	0.45	1.82	1.56	1.35	0.88

1)

Q3 2023 includes write-down of goodwill of SEK -31.9 billion. Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion. Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

23	Ericsson | Third quarter report 2023	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	-30,491	-597	1,575	6,190	5,360	4,650	2,912
Adjustments for
Taxes	1,033	-215	1,069	1,304	1,307	1,751	1,021
Earnings/ dividends in JV and associated companies	27	-48	9	-24	-17	88	8
Depreciation, amortization and impairment losses	34,901	2,813	3,092	3,535	2,638	2,224	2,146
Other	1,021	606	1,646	432	-19	345	899

	6,491	2,559	7,391	11,437	9,269	9,058	6,986

Changes in operating net assets
Inventories	2,098	382	-60	5,898	-3,564	-4,728	-5,346
Customer finance, current and non-current	-4,702	558	-3,284	-871	-872	134	-123
Trade receivables and contract assets	6,469	1,753	200	-4,080	4,595	3,350	901
Trade payables	-4,367	-597	-4,107	-131	-1,817	1,324	-1,371
Provisions and post-employment benefits	379	841	-963	1,749	-58	-321	969
Contract liabilities	-2,616	-5,204	5,553	2,878	-2,623	-721	6,260
Other operating assets and liabilities, net	-350	-1,457	-9,105	5,235	1,052	-333	-6,767

	-3,089	-3,724	-11,766	10,678	-3,287	-1,295	-5,477

Interest received	284	283	395	127	156	-17	78
Interest paid	-599	-549	-589	-406	-196	-437	-211
Taxes paid/received	-1,685	-1,451	-1,256	-1,941	-1,291	-1,022	-1,346

Cash flow from operating activities	1,402	-2,882	-5,825	19,895	4,651	6,287	30

Investing activities
Investments in property, plant and equipment	-817	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	51	42	33	76	74	61	38
Acquisitions/divestments of subs. and other operations, net	-160	-911	-844	-445	-51,412	123	46
Product development	-485	-562	-575	-717	-414	-301	-288
Purchase of interest-bearing securities	-1,854	-2,132	—	-12,108	-437	-1,037	—
Sale of interest-bearing securities	2,847	4,072	3,704	789	978	22,747	16,027
Other investing activities	-1,445	-2,116	1,006	2,012	-6,537	1,384	-579

Cash flow from investing activities	-1,863	-2,413	2,370	-11,895	-58,852	21,924	14,426

Financing activities
Proceeds from issuance of borrowings	6,097	1,026	1,027	1,301	1,666	—	7,788
Repayment of borrowings	-2,306	-2,832	-1,080	-121	-5,915	-9,993	—
Dividends paid	-9	-4,591	—	-4,172	-79	-4,164	—
Repayment of lease liabilities	-691	-690	-693	-765	-658	-577	-593
Other financing activities	2,029	18	-24	-183	-277	243	569

Cash flow from financing activities	5,120	-7,069	-770	-3,940	-5,263	-14,491	7,764

Effect of exchange rate changes on cash	-90	562	9	-2,460	2,595	3,042	586

Net change in cash and cash equivalents	4,569	-11,802	-4,216	1,600	-56,869	16,762	22,806

Cash and cash equivalents, beginning of period	22,331	34,133	38,349	36,749	93,618	76,856	54,050

Cash and cash equivalents, end of period	26,900	22,331	34,133	38,349	36,749	93,618	76,856

24	Ericsson | Third quarter report 2023	Financial statements

Condensed Parent Company income statement

	Q3		Jan-Sep
SEK million	2023	2022	2023	2022
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	-177	-390	-1,376	-955
Other operating income and expenses	973	672	2,903	1,925

EBIT	796	282	1,527	970

Financial net ¹)	-31,895	1,616	-16,179	20,902

Income (loss) after financial items	-31,099	1,898	-14,652	21,872

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax ¹)	-98	-156	-113	-864

Net income (loss)	-31,197	1,742	-14,765	21,008

1)	Jan-Sep 2022 restated in accordance with the change in accounting described in Q4 2022 financial statements.

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2023	2022	2023	2022
Net income (loss)	-31,197	1,742	-14,765	21,008
Cash flow hedge reserve
Gains/losses arising during the period	—	-648	—	3,703
Transfer to investments	—	-3,677	—	-3,677
Tax on items that will not be reclassified to profit or loss	—	891	—	—

Other comprehensive income (loss), net of tax	—	-3,434	—	26

Total comprehensive income (loss)	-31,197	-1,692	-14,765	21,034

25	Ericsson | Third quarter report 2023	Financial statements

Condensed Parent Company balance sheet

SEK million	Sep 30 2023	Dec 31 2022
Assets
Fixed assets
Intangible assets	—	4
Tangible assets	375	380
Financial assets 1)	131,277	156,720

	131,652	157,104

Current assets
Receivables	16,839	27,664
Short-term investments	9,325	8,540
Cash and cash equivalents	12,213	23,731

	38,377	59,935

Total assets	170,029	217,039

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,214	48,164
Non-restricted equity	13,980	37,753

	62,194	85,917

Provisions	273	2,435
Non-current liabilities	20,010	26,835
Current liabilities	87,552	101,852

Total stockholders’ equity, provisions and liabilities	170,029	217,039

1) Of which interest-bearing securities, non-current	4,032	9,157

26	Ericsson | Third quarter report 2023	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the reporting period ended September 30, 2023, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2022, and should be read in conjunction with that annual report. There are no amendments of IFRS during 2023 that are effective for the interim period that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2023

- IoT business reported in segment Other

The IoT business was divested in Q1 2023. As previously announced in Q4 2022 the IoT business has been transferred from segment Enterprise to segment Other in Q1 2023. In order to reflect the change all prior quarters in 2022 have been restated where applicable.

Sensitivity disclosure in Q3 2023

The impairment charge in the Vonage CGU is a result of a higher post-tax discount rate and lower revenue forecast in line with the lower market growth outlook. Consequently, the sensitivity of a reasonably possible change in the key assumptions has changed compared to the disclosure in the annual report. A change in the EBITA assumptions is most sensitive to a possible change.

27	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Note 2 – Segment information*)

Net sales by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41,537	42,440	42,467	58,626	48,147	45,983	40,712
Of which Products	31,740	32,774	32,175	45,804	35,763	35,299	31,131
Of which Services	9,797	9,666	10,292	12,822	12,384	10,684	9,581
Cloud Software and Services	15,564	15,108	13,400	20,210	14,213	14,014	12,087
Of which Products	5,010	5,161	4,455	8,047	4,752	4,675	3,631
Of which Services	10,554	9,947	8,945	12,163	9,461	9,339	8,456
Enterprise	6,673	6,379	5,995	6,314	4,981	1,703	1,599
Other	699	517	691	830	699	765	663

Total	64,473	64,444	62,553	85,980	68,040	62,465	55,061

	2023			2022
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-2%	0%	-28%	22%	5%	13%	-20%
Of which Products	-3%	2%	-30%	28%	1%	13%	-22%
Of which Services	1%	-6%	-20%	4%	16%	12%	-14%
Cloud Software and Services	3%	13%	-34%	42%	1%	16%	-33%
Of which Products	-3%	16%	-45%	69%	2%	29%	-49%
Of which Services	6%	11%	-26%	29%	1%	10%	-22%
Enterprise	5%	6%	-5%	27%	192%	7%	0%
Other	35%	-25%	-17%	19%	-9%	15%	-3%

Total	0%	3%	-27%	26%	9%	13%	-23%

	2023			2022
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-14%	-8%	4%	15%	19%	15%	12%
Of which Products	-11%	-7%	3%	15%	15%	16%	13%
Of which Services	-21%	-10%	7%	15%	30%	13%	9%
Cloud Software and Services	10%	8%	11%	13%	4%	8%	3%
Of which Products	5%	10%	23%	13%	4%	18%	2%
Of which Services	12%	7%	6%	12%	5%	4%	4%
Enterprise	34%	275%	275%	295%	256%	20%	47%
Other	0%	-32%	4%	22%	5%	11%	-6%

Total	-5%	3%	14%	21%	21%	14%	11%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	126,444	84,907	42,467	193,468	134,842	86,695	40,712
Of which Products	96,689	64,949	32,175	147,997	102,193	66,430	31,131
Of which Services	29,755	19,958	10,292	45,471	32,649	20,265	9,581
Cloud Software and Services	44,072	28,508	13,400	60,524	40,314	26,101	12,087
Of which Products	14,626	9,616	4,455	21,105	13,058	8,306	3,631
Of which Services	29,446	18,892	8,945	39,419	27,256	17,795	8,456
Enterprise	19,047	12,374	5,995	14,597	8,283	3,302	1,599
Other	1,907	1,208	691	2,957	2,127	1,428	663

Total	191,470	126,997	62,553	271,546	185,566	117,526	55,061

	2023			2022
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-6%	-2%	4%	15%	16%	14%	12%
Of which Products	-5%	-2%	3%	15%	15%	15%	13%
Of which Services	-9%	-2%	7%	17%	18%	11%	9%
Cloud Software and Services	9%	9%	11%	8%	5%	6%	3%
Of which Products	12%	16%	23%	10%	8%	10%	2%
Of which Services	8%	6%	6%	7%	4%	4%	4%
Enterprise	130%	275%	275%	165%	112%	31%	47%
Other	-10%	-15%	4%	8%	3%	2%	-6%

Total	3%	8%	14%	17%	15%	12%	11%

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

28	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,146	16,318	16,869	26,056	21,366	20,735	18,211
Cloud Software and Services	5,494	4,944	4,476	6,664	4,516	4,692	4,234
Enterprise	3,253	2,954	2,841	2,885	2,429	900	882
Other	-165	-115	-18	-36	-176	-25	-38

Total	24,728	24,101	24,168	35,569	28,135	26,302	23,289

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	49,333	33,187	16,869	86,368	60,312	38,946	18,211
Cloud Software and Services	14,914	9,420	4,476	20,106	13,442	8,926	4,234
Enterprise	9,048	5,795	2,841	7,096	4,211	1,782	882
Other	-298	-133	-18	-275	-239	-63	-38

Total	72,997	48,269	24,168	113,295	77,726	49,591	23,289

EBIT (loss) by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,627	2,623	6,020	12,453	9,597	8,861	7,601
Cloud Software and Services	86	-1,200	-942	673	-792	-733	-837
Enterprise	-33,302	-1,679	-1,712	-1,893	-1,456	-593	-531
Other	-319	-56	-320	-3,380	-234	-227	-1,489

Total	-28,908	-312	3,046	7,853	7,115	7,308	4,744

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,270	8,643	6,020	38,512	26,059	16,462	7,601
Cloud Software and Services	-2,056	-2,142	-942	-1,689	-2,362	-1,570	-837
Enterprise	-36,693	-3,391	-1,712	-4,473	-2,580	-1,124	-531
Other	-695	-376	-320	-5,330	-1,950	-1,716	-1,489

Total	-26,174	2,734	3,046	27,020	19,167	12,052	4,744

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

29	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13,764	13,839	13,911	11,239	7,914	7,962	5,836
North East Asia	5,378	5,062	4,363	8,396	5,597	7,319	5,421
North America	13,456	14,443	16,927	25,301	26,517	22,849	20,727
Europe and Latin America ¹) ²)	15,475	15,972	14,219	20,877	15,298	15,325	15,290
Middle East and Africa	6,455	5,348	4,186	7,379	5,668	5,223	4,301
Other ¹) ²)	9,945	9,780	8,947	12,788	7,046	3,787	3,486

Total	64,473	64,444	62,553	85,980	68,040	62,465	55,061

¹) Of which in Sweden	454	370	611	778	833	950	678
²) Of which in EU	7,850	8,054	8,205	10,495	8,242	8,511	8,611

	2023			2022
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-1%	-1%	24%	42%	-1%	36%	-32%
North East Asia	6%	16%	-48%	50%	-24%	35%	-45%
North America	-7%	-15%	-33%	-5%	16%	10%	-7%
Europe and Latin America ¹) ²)	-3%	12%	-32%	36%	0%	0%	-21%
Middle East and Africa	21%	28%	-43%	30%	9%	21%	-38%
Other ¹) ²)	2%	9%	-30%	81%	86%	9%	-22%

Total	0%	3%	-27%	26%	9%	13%	-23%

¹) Of which in Sweden	23%	-39%	-21%	-7%	-12%	40%	-37%
²) Of which in EU	-3%	-2%	-22%	27%	-3%	-1%	-15%

	2023			2022
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	74%	74%	138%	31%	23%	12%	-13%
North East Asia	-4%	-31%	-20%	-14%	-2%	3%	-16%
North America	-49%	-37%	-18%	14%	32%	27%	21%
Europe and Latin America ¹) ²)	1%	4%	-7%	9%	6%	9%	21%
Middle East and Africa	14%	2%	-3%	6%	14%	17%	-2%
Other ¹) ²)	41%	158%	157%	186%	53%	-12%	40%

Total	-5%	3%	14%	21%	21%	14%	11%

¹) Of which in Sweden	-45%	-61%	-10%	-28%	74%	135%	74%
²) Of which in EU	-5%	-5%	-5%	3%	17%	17%	27%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	41,514	27,750	13,911	32,951	21,712	13,798	5,836
North East Asia	14,803	9,425	4,363	26,733	18,337	12,740	5,421
North America	44,826	31,370	16,927	95,394	70,093	43,576	20,727
Europe and Latin America ¹) ²)	45,666	30,191	14,219	66,790	45,913	30,615	15,290
Middle East and Africa	15,989	9,534	4,186	22,571	15,192	9,524	4,301
Other ¹) ²)	28,672	18,727	8,947	27,107	14,319	7,273	3,486

Total	191,470	126,997	62,553	271,546	185,566	117,526	55,061

¹) Of which in Sweden	1,435	981	611	3,239	2,461	1,628	678
²) Of which in EU	24,109	16,259	8,205	35,859	25,364	17,122	8,611

	2023			2022
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	91%	101%	138%	14%	7%	0%	-13%
North East Asia	-19%	-26%	-20%	-8%	-5%	-6%	-16%
North America	-36%	-28%	-18%	23%	27%	24%	21%
Europe and Latin America ¹) ²)	-1%	-1%	-7%	11%	12%	15%	21%
Middle East and Africa	5%	0%	-3%	9%	10%	8%	-2%
Other ¹) ²)	100%	157%	157%	71%	26%	7%	40%

Total	3%	8%	14%	17%	15%	12%	11%

¹) Of which in Sweden	-42%	-40%	-10%	38%	94%	105%	74%
²) Of which in EU	-5%	-5%	-5%	15%	20%	22%	27%

30	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2023					Jan-Sep 2023
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	11,134	2,619	11	0	13,764	34,346	7,131	28	9	41,514
North East Asia	4,417	861	16	84	5,378	11,670	2,964	29	140	14,803
North America	9,589	3,700	98	69	13,456	34,439	10,125	183	79	44,826
Europe and Latin America	10,322	5,076	77	0	15,475	30,149	15,276	171	70	45,666
Middle East and Africa	3,700	2,682	74	-1	6,455	8,648	7,078	262	1	15,989
Other 1)	2,375	626	6,397	547	9,945	7,192	1,498	18,374	1,608	28,672

Total	41,537	15,564	6,673	699	64,473	126,444	44,072	19,047	1,907	191,470

Share of total	65%	24%	10%	1%	100%	66%	23%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q3 2023
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	-5%	22%	22%	-100%	-1%
North East Asia	11%	-20%	220%	1580%	6%
North America	-11%	3%	109%	6800%	-7%
Europe and Latin America	-1%	-7%	5%	—	-3%
Middle East and Africa	30%	11%	-12%	-83%	21%
Other	-11%	47%	4%	6%	2%

Total	-2%	3%	5%	35%	0%

	Q3 2023					Jan-Sep 2023
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	100%	12%	120%	-100%	74%	126%	10%	180%	-59%	91%
North East Asia	-7%	8%	1500%	65%	-4%	-25%	11%	480%	-10%	-19%
North America	-59%	11%	1125%	263%	-49%	-44%	15%	632%	88%	-36%
Europe and Latin America	1%	2%	185%	-100%	1%	-3%	5%	180%	-75%	-1%
Middle East and Africa	20%	8%	-24%	-150%	14%	8%	2%	11%	-92%	5%
Other	69%	123%	32%	5%	41%	82%	87%	131%	0%	100%

Total	-14%	10%	34%	0%	-5%	-6%	9%	130%	-10%	3%

31	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q3		Jan-Sep

Country, percentage of net sales¹)	2023	2022	2023	2022
United States	31%	44%	33%	40%
India	15%	4%	13%	3%
China	4%	3%	4%	4%
United Kingdom	4%	3%	3%	4%
Japan	3%	3%	3%	3%

1)	Countries included based on Jan-Sep 2023. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,283	2,603	2,041	4,917	1,282	1,186	1,142
Cloud Software and Services	500	572	448	1,080	281	261	250

Total	2,783	3,175	2,489	5,997	1,563	1,447	1,392

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,927	4,644	2,041	8,527	3,610	2,328	1,142
Cloud Software and Services	1,520	1,020	448	1,872	792	511	250

Total	8,447	5,664	2,489	10,399	4,402	2,839	1,392

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	471	639	517	283	319	117	59
Financial expenses	-1,024	-942	-865	-757	-428	-452	-293
Net foreign exchange gains/losses	-166	-116	-569	—	-426	-424	-409

Total	-719	-419	-917	-474	-535	-759	-643

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,627	1,156	517	778	495	176	59
Financial expenses	-2,831	-1,807	-865	-1,930	-1,173	-745	-293
Net foreign exchange gains/losses	-851	-685	-569	-1,259	-1,259	-833	-409

Total	-2,055	-1,336	-917	-2,411	-1,937	-1,402	-643

32	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2023			2022

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	12,005	10,541	11,588	10,562	9,668	10,197	9,504
Additions 1)	1,462	4,760	1,699	4,304	351	547	1,583
Utilization	-1,422	-2,953	-2,463	-1,974	-533	-893	-1,173
Of which restructuring	-994	-423	-274	-150	-70	-51	-67
Reversal of excess amounts	-384	-564	-224	-1,034	-236	-316	-452
Reclassification, translation difference and other	-126	221	-59	-270	1,312	133	735
Closing balance	11,535	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	4,235	4,413	1,096	668	595	579	604

	2023			2022

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,588	11,588	11,588	9,504	9,504	9,504	9,504
Additions 1)	7,921	6,459	1,699	6,785	2,481	2,130	1,583
Utilization	-6,838	-5,416	-2,463	-4,573	-2,599	-2,066	-1,173
Of which restructuring	-1,691	-697	-274	-338	-188	-118	-67
Reversal of excess amounts	-1,172	-788	-224	-2,038	-1,004	-768	-452
Reclassification, translation difference and other	36	162	-59	1,910	2,180	868	735

Closing balance	11,535	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	4,235	4,413	1,096	668	595	579	604

1)

Q2 2023 mainly relates to restructuring provisions for the cost-reduction activities. Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and the provision was utilized in Q2 2023.

33	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Since Q1 2023, liquidity portfolios in some subsidiaries have been managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). During the year, the Company issued Commercial Papers and drew down its revolving credit facilities for short term liquidity purposes, both borrowings are classified as amortized costs liabilities.

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Sep 30 2023				Dec 31 2022

	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	13.1	—	—	13.1	5.4	—	—	5.4
Interest-bearing securities	13.0	13.0	—	—	17.5	17.5	—	—
Cash equivalents 2)	3.7	—	3.7	—	15.7	—	15.7	—
Other financial assets	2.3	0.1	—	2.2	2.1	0.1	—	2.0
Other current assets	0.3	—	0.3	—	1.1	—	1.1	—
Assets at fair value through OCI
Trade receivables	43.0	—	—	43.0	48.4	—	—	48.4
Assets at amortized costs
Interest-bearing securities	0.6	—	—	—	0.4	—	—	—
Cash equivalents 2)	—	—	—	—	2.9	—	—	—
Other financial assets	0.7	—	—	—	0.6	—	—	—

Total financial assets	76.7				94.1

Financial liabilities at designated FVTPL
Parent company borrowings	-29.0	-17.9	-11.1	—	-29.6	-16.7	-12.9	—
Financial liabilities at FVTPL
Other current liabilities	-4.0	—	-4.0	—	-2.6	—	-2.6	—
Liabilities at amortized cost
Trade payables	-30.6	—	—	—	-38.4	—	—	—
Borrowings	-9.9	—	—	—	-3.3	—	—	—

Total financial liabilities	-73.5				-73.9

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 38.2 billion, disposals and repayments of SEK 30.1 billion and revaluation loss of SEK 0.3 billion.
2)	Total Cash and cash equivalent is SEK 26.9 (38.3 on Dec 31, 2022) billion, of which SEK 3.7 (18.6 on Dec 31, 2022) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Sep		Jan-Dec

	2023	2022	2022
SEK/EUR - closing rate	11.48	10.91	11.08
SEK/USD - closing rate	10.82	11.18	10.38

34	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	817	806	954	1,502	1,104	1,053	818
Capitalized development expenses	485	562	575	717	414	301	288
IPR, brands and other intangible assets	—	94	2	120	2	2	2

Total	1,302	1,462	1,531	2,339	1,520	1,356	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	1,331	1,066	1,183	1,250	1,100	1,074	964
Capitalized development expenses	222	244	397	395	387	403	401
Goodwill, IPR, brands and other intangible assets	32,735	853	803	1,196	499	159	198
Right-of-use assets	613	650	709	694	652	588	583

Total	34,901	2,813	3,092	3,535	2,638	2,224	2,146

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,577	1,760	954	4,477	2,975	1,871	818
Capitalized development expenses	1,622	1,137	575	1,720	1,003	589	288
IPR, brands and other intangible assets	96	96	2	126	6	4	2

Total	4,295	2,993	1,531	6,323	3,984	2,464	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	3,580	2,249	1,183	4,388	3,138	2,038	964
Capitalized development expenses	863	641	397	1,586	1,191	804	401
Goodwill, IPR, brands and other intangible assets	34,391	1,656	803	2,052	856	357	198
Right-of-use assets	1,972	1,359	709	2,517	1,823	1,171	583

Total	40,806	5,905	3,092	10,543	7,008	4,370	2,146

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Sep 30 2023	Dec 31 2022
Contingent liabilities	3,568	3,322
Assets pledged as collateral	8,586	7,226

35	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q3		Jan-Sep
	2023	2022	2023	2022
Number of shares, end of period (million)	3,344	3,334	3,344	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,082	3,072	3,082	3,072
Number of treasury shares, end of period (million)	14	4	14	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,337	3,334	3,337	3,334
Average number of treasury shares (million)	14	4	10	4
Average number of shares outstanding, basic (million)	3,330	3,330	3,330	3,330
Average number of shares outstanding, diluted (million) 1)	3,337	3,334	3,337	3,334
Earnings (loss) per share, basic (SEK) 2)	-9.21	1.56	-8.96	3.80
Earnings (loss) per share, diluted (SEK) 1)	-9.21	1.56	-8.96	3.80

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on March 29, 2023. The first of two equal dividend payouts were made in the first week of April 2023. The second payout was paid out in October 2023.

Note 9 – Employee information

Number of employees

	2023			2022
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South EastAsia, Oceania and India	27,648	27,726	27,981	27,761	26,844	26,127	26,255
North EastAsia	12,535	12,602	13,136	13,207	13,219	13,077	12,999
North America	10,860	11,518	11,765	11,993	11,706	10,501	10,327
Europe and Latin America 1)	45,821	47,521	47,500	48,023	48,144	47,240	46,994
Middle East and Africa	4,487	4,523	4,549	4,545	4,577	4,514	4,492

Total	101,351	103,890	104,931	105,529	104,490	101,459	101,067

1) Of which in Sweden	14,109	14,713	14,384	14,481	14,444	14,564	14,195

36	Ericsson | Third quarter report 2023	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2022.

37	Ericsson | Third quarter report 2023	Alternative performance measures

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2023			2022
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Acquired business	-1,000	-4,154	-3,894	-4,090	-2,925	—	—
Net FX impact	-2,052	-3,662	-3,596	-9,489	-7,437	-5,034	-4,008
Comparable net sales, excluding FX impact	61,421	56,628	55,063	72,401	57,678	57,431	51,053
Comparable quarter net sales adj. for acq/div business	68,040	62,292	55,061	71,332	56,263	54,941	49,778
Sales growth adjusted for comparable units and currency (% )	-10%	-9%	0%	1%	3%	5%	3%

	2023			2022
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Acquired business	-9,048	-8,048	-3,894	-7,015	-2,925	—	—
Net FX impact	-9,310	-7,258	-3,596	-25,968	-16,479	-9,042	-4,008
Comparable net sales, excluding FX impact	173,112	111,691	55,063	238,563	166,162	108,484	51,053
Comparable quarter net sales adj. for acq/div business	185,393	117,353	55,061	232,314	160,982	104,719	49,778
Sales growth adjusted for comparable units and currency (% )	-7%	-5%	0%	3%	3%	4%	3%

38	Ericsson | Third quarter report 2023	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,728	24,101	24,168	35,569	28,135	26,302	23,289
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin (% )	38.4%	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%
Gross income	24,728	24,101	24,168	35,569	28,135	26,302	23,289
Restructuring charges included in cost of sales	548	552	746	96	55	42	2
Gross income excluding restructuring charges	25,276	24,653	24,914	35,665	28,190	26,344	23,291
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin excluding restructuring charges (% )	39.2%	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%
Operating expenses	-21,629	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473
Restructuring charges included in R&D expenses	197	1,659	91	10	7	4	33
Restructuring charges included in selling and adm initiative expenses	143	922	143	122	19	3	6
Operating expenses excluding restructuring charges	-21,289	-22,152	-20,905	-24,777	-21,257	-19,358	-17,434
EBIT (loss)	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin (%)	-44.8%	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%
EBIT (loss)	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Total restructuring charges	888	3,133	980	228	81	49	41
EBIT (loss) excluding restructuring charges	-28,020	2,821	4,026	8,081	7,196	7,357	4,785
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin excluding restructuring charges (% )	-43.5%	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	72,997	48,269	24,168	113,295	77,726	49,591	23,289
Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin (%)	38.1%	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%
Gross income	72,997	48,269	24,168	113,295	77,726	49,591	23,289
Restructuring charges included in cost of sales	1,846	1,298	746	195	99	44	2
Gross income excluding restructuring charges	74,843	49,567	24,914	113,490	77,825	49,635	23,291
Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin excluding restructuring charges (% )	39.1%	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%
Operating expenses	-67,501	-45,872	-21,139	-83,030	-58,121	-36,838	-17,473
Restructuring charges included in R&D expenses	1,947	1,750	91	54	44	37	33
Restructuring charges included in selling and administrative expenses	1,208	1,065	143	150	28	9	6
Operating expenses excluding restructuring charges	-64,346	-43,057	-20,905	-82,826	-58,049	-36,792	-17,434
EBIT (loss)	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin (%)	-13.7%	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%
EBIT (loss)	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Total restructuring charges	5,001	4,113	980	399	171	90	41
EBIT (loss) excluding restructuring charges	-21,173	6,847	4,026	27,419	19,338	12,142	4,785
Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin excluding restructuring charges (% )	-11.1%	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

39	Ericsson | Third quarter report 2023	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

EBITA excluding restructuring charges also expressed as a percentage of net sales.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-30,491	-597	1,575	6,190	5,360	4,650	2,912
Income tax	864	-134	554	1,189	1,220	1,899	1,189
Financial income and expenses, net	719	419	917	474	535	759	643
Amortizations and write-downs of acquired intangibles ¹)	32,736	854	802	1,196	498	158	199

EBITA	3,828	542	3,848	9,049	7,613	7,466	4,943

Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBITA margin (%)	5.9%	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%
Restructuring charges	888	3,133	980	228	81	49	41
EBITA excluding restructuring charges	4,716	3,675	4,828	9,277	7,694	7,515	4,984
EBITA margin excluding restructuring charges (% )	7.3%	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

1)	Of which segment Enterprise 32,702 in Q3 2023 ,788 in Q2 2023, 767 in Q1 2023, 1,062 in Q4 2022, 447 in Q3 2022, 107 in Q2 2022 and 117 in Q1 2022.

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-29,513	978	1,575	19,112	12,922	7,562	2,912
Income tax	1,284	420	554	5,497	4,308	3,088	1,189
Financial income and expenses, net	2,055	1,336	917	2,411	1,937	1,402	643
Amortizations and write-downs of acquired intangibles ¹)	34,392	1,656	802	2,051	855	357	199

EBITA	8,218	4,390	3,848	29,071	20,022	12,409	4,943

Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBITA margin (% )	4.3%	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%
Restructuring charges	5,001	4,113	980	399	171	90	41
EBITA excluding restructuring charges	13,219	8,503	4,828	29,470	20,193	12,499	4,984
EBITA margin excluding restructuring charges (% )	6.9%	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

1)	Of which segment Enterprise 34,257 in Jan-Sep, 1,555 in Jan-Jun,767 in Jan-Mar 2023, 1,733 in Jan-Dec 2022, 671 in Jan-Sep 2022, 224 in Jan-Jun 2022 and 117 in Jan-Mar 2022.

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2023			2022
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	277,450	281,017	279,038	271,546	256,898	245,121	237,597
EBIT (loss)	-18,321	17,702	25,322	27,020	31,028	32,748	31,263
Restructuring charges	5,229	4,422	1,338	399	634	558	513
EBIT (loss) excl. restr. charges	-13,092	22,124	26,660	27,419	31,662	33,306	31,776
EBIT margin excl. restr. charges (% )	-4.7%	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

40	Ericsson | Third quarter report 2023	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2023			2022
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	26,900	22,331	34,133	38,349	36,749	93,618	76,856
+ Interest-bearing securities, current	9,553	8,513	9,259	8,736	6,640	3,715	12,292
+ Interest-bearing securities, non-current	4,032	4,878	3,925	9,164	2,423	3,061	15,022
Gross cash, end of period	40,485	35,722	47,317	56,249	45,812	100,394	104,170
-Borrowings, current	18,772	10,354	11,577	5,984	5,437	3,686	10,403
-Borrowings, non-current	20,103	23,476	22,167	26,946	26,994	26,363	28,599
Net cash, end of period	1,610	1,892	13,573	23,319	13,381	70,345	65,168

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2023			2022
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	306,349	343,358	345,658	349,537	361,166	332,453	323,935
Non-interest-bearing provisions and liabilities
Provisions, non-current	5,190	5,263	4,119	3,959	4,511	4,020	4,498
Deferred tax liabilities	4,343	4,887	4,986	4,784	8,025	1,250	1,012
Other non-current liabilities	812	788	716	745	791	762	1,070
Provisions, current	6,345	6,742	6,422	7,629	6,051	5,648	5,699
Contract liabilities	41,234	44,237	47,916	42,251	41,105	41,547	39,875
Trade payables	30,629	35,463	34,554	38,437	40,864	39,539	35,316
Current tax liabilities	3,029	2,665	2,478	2,640	5,008	6,703	5,701
Other current liabilities	43,841	45,637	49,064	46,193	50,554	40,346	41,919
Capital employed	170,926	197,676	195,403	202,899	204,257	192,638	188,845

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Annualized net sales	257,892	257,776	250,212	343,920	272,160	249,860	220,244
Average capital employed
Capital employed at beginning of period	197,676	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	184,301	196,540	199,151	203,578	198,448	190,742	186,564
Capital turnover (times)	1.4	1.3	1.3	1.7	1.4	1.3	1.2

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Annualized net sales	255,293	253,994	250,212	271,546	247,421	235,052	220,244
Average capital employed
Capital employed at beginning of period	202,899	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	186,913	200,288	199,151	193,591	194,270	188,461	186,564
Capital turnover (times)	1.4	1.3	1.3	1.4	1.3	1.2	1.2

41	Ericsson | Third quarter report 2023	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Annualized EBIT (loss)	-115,632	-1,248	12,184	31,412	28,460	29,232	18,976
Average capital employed
Capital employed at beginning of period	197,676	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	184,301	196,540	199,151	203,578	198,448	190,742	186,564
Return on capital employed (% )	-62.7%	-0.6%	6.1%	15.4%	14.3%	15.3%	10.2%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Annualized EBIT (loss)	-34,899	5,468	12,184	27,020	25,556	24,104	18,976
Average capital employed
Capital employed at beginning of period	202,899	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	186,913	200,288	199,151	193,591	194,270	188,461	186,564
Return on capital employed (% )	-18.7%	2.7%	6.1%	14.0%	13.2%	12.8%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2023			2022
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	105,435	132,355	125,832	133,304	136,820	127,799	109,879
Total assets	306,349	343,358	345,658	349,537	361,166	332,453	323,935
Equity ratio (% )	34.4%	38.5%	36.4%	38.1%	37.9%	38.4%	33.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	-30,670	-686	1,516	6,066	5,214	4,504	2,940
Annualized	-122,680	-2,744	6,064	24,264	20,856	18,016	11,760
Average stockholders ‘equity
Stockholders’ equity, beginning of period	133,869	127,396	134,814	138,607	129,620	111,701	108,775
Stockholders’ equity, end of period	106,791	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	120,330	130,633	131,105	136,711	134,114	120,661	110,238
Return on equity (% )	-102.0%	-2.1%	4.6%	17.7%	15.6%	14.9%	10.7%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	-29,840	830	1,516	18,724	12,658	7,444	2,940
Annualized	-39,787	1,660	6,064	18,724	16,877	14,888	11,760
Average stockholders ‘equity
Stockholders’ equity, beginning of period	134,814	134,814	134,814	108,775	108,775	108,775	108,775
Stockholders’ equity, end of period	106,791	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	120,803	134,342	131,105	121,795	123,691	119,198	110,238
Return on equity (% )	-32.9%	1.2%	4.6%	15.4%	13.6%	12.5%	10.7%

42	Ericsson | Third quarter report 2023	Alternative performance measures

Adjusted earnings per share

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2023			2022
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	-9.21	-0.21	0.45	1.82	1.56	1.35	0.88
Restructuring charges	0.21	0.73	0.24	0.05	0.02	0.01	0.01
Amortizations and write-downs of acquired intangibles	9.76	0.19	0.18	0.26	0.12	0.03	0.05
Adjusted earnings per share	0.76	0.71	0.87	2.13	1.70	1.39	0.94

	2023			2022
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	-8.96	0.25	0.45	5.62	3.80	2.23	0.88
Restructuring charges	1.18	0.97	0.24	0.09	0.04	0.02	0.01
Amortizations and write-downs of acquired intangibles	10.13	0.37	0.18	0.45	0.19	0.08	0.05
Adjusted earnings per share	2.35	1.59	0.87	6.16	4.03	2.33	0.94

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments, repayment of lease liabilities and, acquisitions/divestments of subsidiaries and other operations, net.

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	1,402	-2,882	-5,825	19,895	4,651	6,287	30
Net capital expenditures and other investments (excl M & A)
Investments in property, plant and equipment	-817	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	51	42	33	76	74	61	38
Product development	-485	-562	-575	-717	-414	-301	-288
Other investments¹)	0	-94	-2	-121	-1	23	-27
Repayment of lease liabilities	-691	-690	-693	-765	-658	-577	-593
Free cash flow before M & A	-540	-4,992	-8,016	16,866	2,548	4,440	-1,658
Acquisitions/ divestments of subs and other operations, net	-160	-911	-844	-445	-51,412	123	46
Free cash flow after M & A	-700	-5,903	-8,860	16,421	-48,864	4,563	-1,612

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	-7,305	-8,707	-5,825	30,863	10,968	6,317	30
Net capital expenditures and other investments (excl M & A)
Investments in property, plant and equipment	-2,577	-1,760	-954	-4,477	-2,975	-1,871	-818
Sales of property, plant and equipment	126	75	33	249	173	99	38
Product development	-1,622	-1,137	-575	-1,720	-1,003	-589	-288
Other investments¹)	-96	-96	-2	-126	-5	-4	-27
Repayment of lease liabilities	-2,074	-1,383	-693	-2,593	-1,828	-1,170	-593
Free cash flow before M & A	-13,548	-13,008	-8,016	22,196	5,330	2,782	-1,658
Acquisitions/ divestments of subs and other operations, net	-1,915	-1,755	-844	-51,688	-51,243	169	46
Free cash flow after M & A	-15,463	-14,763	-8,860	-29,492	-45,913	2,951	-1,612

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

43	Ericsson | Third quarter report 2023	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency*)

	2023			2022
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-16%	-13%	-2%	1%	4%	—	—
Cloud Software and Services	5%	1%	5%	2%	-5%	—	—
Enterprise	11%	20%	19%	15%	21%	—	—
Other	-8%	-18%	0%	10%	-1%	—	—

Total	-10%	-9%	0%	1%	3%	5%	3%

	2023			2022
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-11%	-8%	-2%	4%	5%	—	—
Cloud Software and Services	4%	3%	5%	-1%	-3%	—	—
Enterprise	14%	20%	19%	16%	17%	—	—
Other	-8%	-8%	0%	3%	0%	—	—

Total	-7%	-5%	0%	3%	3%	4%	3%

*)	Sales growth by segment adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 due to the re-organization in 2022.

Sales growth by market area adjusted for comparable units and currency

	2023			2022
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	74%	71%	132%	21%	13%	6%	-17%
North East Asia	-2%	-32%	-19%	-16%	-6%	-1%	-20%
North America	-51%	-42%	-26%	-7%	9%	12%	9%
Europe and Latin America	-6%	-3%	-12%	0%	0%	4%	15%
Middle East and Africa	10%	-4%	-8%	-4%	3%	8%	-9%
Other	21%	38%	28%	60%	-21%	-24%	31%

Total	-10%	-9%	0%	1%	3%	5%	3%

	2023			2022
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	88%	97%	132%	7%	1%	-5%	-17%
North East Asia	-19%	-26%	-19%	-11%	-9%	-10%	-20%
North America	-41%	-35%	-26%	5%	10%	10%	9%
Europe and Latin America	-7%	-8%	-12%	4%	6%	9%	15%
Middle East and Africa	0%	-6%	-8%	-1%	1%	0%	-9%
Other	27%	33%	28%	9%	-11%	-4%	31%

Total	-7%	-5%	0%	3%	3%	4%	3%

44	Ericsson | Third quarter report 2023	Alternative performance measures

Gross margin by segment by quarter

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	38.9%	38.4%	39.7%	44.4%	44.4%	45.1%	44.7%
Cloud Software and Services	35.3%	32.7%	33.4%	33.0%	31.8%	33.5%	35.0%
Enterprise	48.7%	46.3%	47.4%	45.7%	48.8%	52.8%	55.2%
Other	-23.6%	-22.2%	-2.6%	-4.3%	-25.2%	-3.3%	-5.7%

Total	38.4%	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.0%	39.1%	39.7%	44.6%	44.7%	44.9%	44.7%
Cloud Software and Services	33.8%	33.0%	33.4%	33.2%	33.3%	34.2%	35.0%
Enterprise	47.5%	46.8%	47.4%	48.6%	50.8%	54.0%	55.2%
Other	-15.6%	-11.0%	-2.6%	-9.3%	-11.2%	-4.4%	-5.7%

Total	38.1%	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%

EBIT margin by segment by quarter

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11.1%	6.2%	14.2%	21.2%	19.9%	19.3%	18.7%
Cloud Software and Services	0.6%	-7.9%	-7.0%	3.3%	-5.6%	-5.2%	-6.9%
Enterprise	-499.1%	-26.3%	-28.6%	-30.0%	-29.2%	-34.8%	-33.2%
Other	-45.6%	-10.8%	-46.3%	-407.2%	-33.5%	-29.7%	-224.6%

Total	-44.8%	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	10.5%	10.2%	14.2%	19.9%	19.3%	19.0%	18.7%
Cloud Software and Services	-4.7%	-7.5%	-7.0%	-2.8%	-5.9%	-6.0%	-6.9%
Enterprise	-192.6%	-27.4%	-28.6%	-30.6%	-31.1%	-34.0%	-33.2%
Other	-36.4%	-31.1%	-46.3%	-180.3%	-91.7%	-120.2%	-224.6%

Total	-13.7%	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%

45	Ericsson | Third quarter report 2023	Alternative performance measures

Restructuring charges by function

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-548	-552	-746	-96	-55	-42	-2
Research and development expenses	-197	-1,659	-91	-10	-7	-4	-33
Selling and administrative expenses	-143	-922	-143	-122	-19	-3	-6

Total	-888	-3,133	-980	-228	-81	-49	-41

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-1,846	-1,298	-746	-195	-99	-44	-2
Research and development expenses	-1,947	-1,750	-91	-54	-44	-37	-33
Selling and administrative expenses	-1,208	-1,065	-143	-150	-28	-9	-6

Total	-5,001	-4,113	-980	-399	-171	-90	-41

Restructuring charges by segment

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-564	-2,177	-404	-65	-26	-45	-10
of which cost of sales	-408	-376	-367	-69	-3	-44	-10
of which operating expenses	-156	-1,801	-37	4	-23	-1	0
Cloud Software and Services	-335	-906	-500	-16	-55	0	-25
of which cost of sales	-143	-177	-367	1	-52	2	8
of which operating expenses	-192	-729	-133	-17	-3	-2	-33
Enterprise	-5	-52	-89	-60	0	-4	-1
of which cost of sales	-3	-1	-12	0	0	0	0
of which operating expenses	-2	-51	-77	-60	0	-4	-1
Other	16	2	13	-87	0	0	-5
of which cost of sales	6	2	0	-28	0	0	0
of which operating expenses	10	0	13	-59	0	0	-5

Total	-888	-3,133	-980	-228	-81	-49	-41

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-3,145	-2,581	-404	-146	-81	-55	-10
of which cost of sales	-1,151	-743	-367	-126	-57	-54	-10
of which operating expenses	-1,994	-1,838	-37	-20	-24	-1	0
Cloud Software and Services	-1,741	-1,406	-500	-96	-80	-25	-25
of which cost of sales	-687	-544	-367	-41	-42	10	8
of which operating expenses	-1,054	-862	-133	-55	-38	-35	-33
Enterprise	-146	-141	-89	-65	-5	-5	-1
of which cost of sales	-16	-13	-12	0	0	0	0
of which operating expenses	-130	-128	-77	-65	-5	-5	-1
Other	31	15	13	-92	-5	-5	-5
of which cost of sales	8	2	0	-28	0	0	0
of which operating expenses	23	13	13	-64	-5	-5	-5

Total	-5,001	-4,113	-980	-399	-171	-90	-41

46	Ericsson | Third quarter report 2023	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,554	16,694	17,236	26,125	21,369	20,779	18,221
Cloud Software and Services	5,637	5,121	4,843	6,663	4,568	4,690	4,226
Enterprise	3,256	2,955	2,853	2,885	2,429	900	882
Other	-171	-117	-18	-8	-176	-25	-38

Total	25,276	24,653	24,914	35,665	28,190	26,344	23,291

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39.9%	39.3%	40.6%	44.6%	44.4%	45.2%	44.8%
Cloud Software and Services	36.2%	33.9%	36.1%	33.0%	32.1%	33.5%	35.0%
Enterprise	48.8%	46.3%	47.6%	45.7%	48.8%	52.8%	55.2%
Other	-24.5%	-22.6%	-2.6%	-1.0%	-25.2%	-3.3%	-5.7%

Total	39.2%	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50,484	33,930	17,236	86,494	60,369	39,000	18,221
Cloud Software and Services	15,601	9,964	4,843	20,147	13,484	8,916	4,226
Enterprise	9,064	5,808	2,853	7,096	4,211	1,782	882
Other	-306	-135	-18	-247	-239	-63	-38

Total	74,843	49,567	24,914	113,490	77,825	49,635	23,291

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.9%	40.0%	40.6%	44.7%	44.8%	45.0%	44.8%
Cloud Software and Services	35.4%	35.0%	36.1%	33.3%	33.4%	34.2%	35.0%
Enterprise	47.6%	46.9%	47.6%	48.6%	50.8%	54.0%	55.2%
Other	-16.0%	-11.2%	-2.6%	-8.4%	-11.2%	-4.4%	-5.7%

Total	39.1%	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%

47	Ericsson | Third quarter report 2023	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,191	4,800	6,424	12,518	9,623	8,906	7,611
Cloud Software and Services	421	-294	-442	689	-737	-733	-812
Enterprise	-33,297	-1,627	-1,623	-1,833	-1,456	-589	-530
Other	-335	-58	-333	-3,293	-234	-227	-1,484

Total	-28,020	2,821	4,026	8,081	7,196	7,357	4,785

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12.5%	11.3%	15.1%	21.4%	20.0%	19.4%	18.7%
Cloud Software and Services	2.7%	-1.9%	-3.3%	3.4%	-5.2%	-5.2%	-6.7%
Enterprise	-499.0%	-25.5%	-27.1%	-29.0%	-29.2%	-34.6%	-33.1%
Other	-47.9%	-11.2%	-48.2%	-396.7%	-33.5%	-29.7%	-223.8%

Total	-43.5%	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,415	11,224	6,424	38,658	26,140	16,517	7,611
Cloud Software and Services	-315	-736	-442	-1,593	-2,282	-1,545	-812
Enterprise	-36,547	-3,250	-1,623	-4,408	-2,575	-1,119	-530
Other	-726	-391	-333	-5,238	-1,945	-1,711	-1,484

Total	-21,173	6,847	4,026	27,419	19,338	12,142	4,785

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.0%	13.2%	15.1%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-0.7%	-2.6%	-3.3%	-2.6%	-5.7%	-5.9%	-6.7%
Enterprise	-191.9%	-26.3%	-27.1%	-30.2%	-31.1%	-33.9%	-33.1%
Other	-38.1%	-32.4%	-48.2%	-177.1%	-91.4%	-119.8%	-223.8%

Total	-11.1%	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

Rolling four quarters of net sales by segment

	2023			2022
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	185,070	191,680	195,223	193,468	185,939	178,383	172,276
Cloud Software and Services	64,282	62,931	61,837	60,524	58,269	57,666	56,601
Enterprise*	25,361	23,669	18,993	14,597	—	—	—
Other*	2,737	2,737	2,985	2,957	—	—	—

Total	277,450	281,017	279,038	271,546	256,898	245,121	237,597

*)	Rolling four quarters of net sales by segment for segments Enterprise and Other have not been restated for the first three quarters of 2022.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2023			2022
Rolling four quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15.6%	17.4%	19.2%	20.0%	20.5%	21.4%	22.0%
Cloud Software and Services	0.6%	-1.2%	-2.0%	-2.6%	-2.6%	-2.2%	-2.9%
Enterprise*	-151.3%	-27.6%	-29.0%	-30.2%	—	—	—
Other*	-146.8%	-143.1%	-136.9%	-177.1%	—	—	—

Total	-4.7%	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment for segment Enterprise and segment Other have not been restated for the first three quarters of 2022.

48	Ericsson | Third quarter report 2023	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,651	2,678	6,042	12,555	9,624	8,889	7,629
Cloud Software and Services	96	-1,190	-929	695	-769	-710	-783
Enterprise	-600	-891	-945	-831	-1,009	-486	-414
Other	-319	-55	-320	-3,370	-233	-227	-1,489

Total	3,828	542	3,848	9,049	7,613	7,466	4,943

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11.2%	6.3%	14.2%	21.4%	20.0%	19.3%	18.7%
Cloud Software and Services	0.6%	-7.9%	-6.9%	3.4%	-5.4%	-5.1%	-6.5%
Enterprise	-9.0%	-14.0%	-15.8%	-13.2%	-20.3%	-28.5%	-25.9%
Other	-45.6%	-10.6%	-46.3%	-406.0%	-33.3%	-29.7%	-224.6%

Total	5.9%	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13,371	8,720	6,042	38,697	26,142	16,518	7,629
Cloud Software and Services	-2,023	-2,119	-929	-1,567	-2,262	-1,493	-783
Enterprise	-2,436	-1,836	-945	-2,740	-1,909	-900	-414
Other	-694	-375	-320	-5,319	-1,949	-1,716	-1,489

Total	8,218	4,390	3,848	29,071	20,022	12,409	4,943

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	10.6%	10.3%	14.2%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-4.6%	-7.4%	-6.9%	-2.6%	-5.6%	-5.7%	-6.5%
Enterprise	-12.8%	-14.8%	-15.8%	-18.8%	-23.0%	-27.3%	-25.9%
Other	-36.4%	-31.0%	-46.3%	-179.9%	-91.6%	-120.2%	-224.6%

Total	4.3%	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%

49	Ericsson | Third quarter report 2023	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2023			2022
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,215	4,855	6,446	12,620	9,650	8,934	7,639
Cloud Software and Services	431	-284	-429	711	-714	-710	-758
Enterprise	-595	-839	-856	-771	-1,009	-482	-413
Other	-335	-57	-333	-3,283	-233	-227	-1,484

Total	4,716	3,675	4,828	9,277	7,694	7,515	4,984

	2023			2022
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12.6%	11.4%	15.2%	21.5%	20.0%	19.4%	18.8%
Cloud Software and Services	2.8%	-1.9%	-3.2%	3.5%	-5.0%	-5.1%	-6.3%
Enterprise	-8.9%	-13.2%	-14.3%	-12.2%	-20.3%	-28.3%	-25.8%
Other	-47.9%	-11.0%	-48.2%	-395.5%	-33.3%	-29.7%	-223.8%

Total	7.3%	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

	2023			2022
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,516	11,301	6,446	38,843	26,223	16,573	7,639
Cloud Software and Services	-282	-713	-429	-1,471	-2,182	-1,468	-758
Enterprise	-2,290	-1,695	-856	-2,675	-1,904	-895	-413
Other	-725	-390	-333	-5,227	-1,944	-1,711	-1,484

Total	13,219	8,503	4,828	29,470	20,193	12,499	4,984

	2023			2022
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.1%	13.3%	15.2%	20.1%	19.4%	19.1%	18.8%
Cloud Software and Services	-0.6%	-2.5%	-3.2%	-2.4%	-5.4%	-5.6%	-6.3%
Enterprise	-12.0%	-13.7%	-14.3%	-18.3%	-23.0%	-27.1%	-25.8%
Other	-38.0%	-32.3%	-48.2%	-176.8%	-91.4%	-119.8%	-223.8%

Total	6.9%	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

Other ratios

	Q3		Jan-Sep
	2023	2022	2023	2022
Days sales outstanding	—	—	72	76
Inventory turnover days	106	115	104	112
Payable days	76	92	80	97

50	Ericsson | Third quarter report 2023	Alternative performance measures